As filed with the Securities and Exchange Commission on July 29, 2014

Securities Act File No. 333-185662

Investment Company Act File No. 811-22782

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

Registration Statement under the Securities Act of 1933	☒
Pre-Effective Amendment No.
Post-Effective Amendment No . 1	☒

and/or

Registration Statement under the Investment Company Act of 1940	☒
Amendment No . 3	☒

EGA FRONTIER DIVERSIFIED CORE FUND

(Exact Name of Registrant as Specified in Charter)

171 East Ridgewood Ave.,

Ridgewood, NJ 07450

(Address of Principal Executive Offices)

Registrant’s telephone number, including Area Code: (888) 800-4347

Robert C. Holderith

Emerging Global Advisors, LLC
155 West 19th Street, 3rd Floor

New York, NY 10011

(Name and Address of Agent for Service)

Copies to:

Michael D. Mabry, Esquire

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, Pennsylvania 19103

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c)
☒	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Prospectus	July 29, 2014

EGA Frontier Diversified Core Fund

EGA Frontier Diversified Core Fund’s investment objective is to seek long-term capital appreciation.

The EGA Frontier Diversified Core Fund (the “Fund”) seeks to achieve its investment objective by investing in exchange-listed frontier markets securities. The Fund is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified management investment company. This Prospectus offers shares of beneficial interest of the Fund (“Shares”), which are continuously offered.

This prospectus sets forth concisely the information about the Fund that a prospective investor ought to know before investing. You should read it carefully before you invest, and keep it for future reference. The Fund has filed with the U.S. Securities and Exchange Commission (“SEC”) a Statement of Additional Information (“SAI”) dated July 29, 2014. The SAI is incorporated by reference into this prospectus, which means it is part of this prospectus for legal purposes. The Fund’s SAI and annual and semiannual reports to shareholders, when available, will include additional information about the Fund. The SAI’s table of contents appears at the end of this prospectus. You may get free copies of these materials or make shareholder inquiries by calling the Fund toll-free at 1 888-800-4347. Shareholders can also visit the Fund’s website at www.emergingglobaladvisors.com.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any statement to the contrary is a crime.

The Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. The Shares are, therefore, not readily marketable. The Fund engages in a continuous offering of Shares. ALPS Distributors, Inc., the Fund’s distributor, is not required to sell any specific number or dollar amount of Shares, but will use its best efforts to sell the Shares. During the continuous offering, Shares will be sold at the daily net asset value (“NAV”) of Shares next determined, without sales load. The proceeds of the offering of the 6,960,012 shares currently registered but not yet issued or distributed are estimated at $200,935,546, and will be invested by the Fund over the course of the continuous offering, subject to any repurchases by the Fund.

The Shares are not listed for trading on any national securities exchange. The Shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In order to provide liquidity to shareholders, the Fund will make quarterly offers to repurchase a portion of its outstanding Shares at NAV as described herein. There is no guarantee that you will be able to sell your Shares at any given time. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. The Fund is not an appropriate investment for investors who desire the ability to reduce their investments to cash on a timely basis. Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. You should carefully consider these risks before investing in the Fund.

The Fund operates as an “interval fund,” which means that the Fund, subject to applicable law, will offer to repurchase a portion of its outstanding Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers every three months. For each repurchase offer, the Fund currently expects it will offer to repurchase 25% of its outstanding Shares, as approved by the Fund’s Board of Trustees (the “Board”) for that particular repurchase offer. The Fund may lower the size of these repurchase offerings down to 5% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. It is possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their Shares repurchased. For more information on the Fund’s interval structure, policies and related risk, see “Principal Risks of Investing in the Fund—Repurchase Offer Risk” and “Periodic Offers to Repurchase Shares from Shareholders” below.

The proceeds to the Fund of the offering of the Shares will be invested by the Fund over the course of the continuous offering, subject to any repurchases of the Shares by the Fund. The Fund’s investment adviser and its affiliates may pay from their own resources, additional compensation to securities dealers in connection with the sale and distribution of the Shares.

You may review and copy information about the Fund, including its SAI, at the SEC’s Public Reference Room in Washington, D.C. You may call the Commission at 1-202-551-8090 for information about the operation of the Public Reference Room. You may also access reports and other information about the Fund on the EDGAR Database on the Commission’s website at http://www.sec.gov. You may get copies of this information, with payment of a duplication fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-1520. You may need to refer to the Fund’s file number.

You should not construe the contents of this prospectus as legal, tax or financial advice. You should consult with your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

Fund Summary

Investment Objective

The Fund’s investment objective is to seek long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold Shares of the Fund.

Shareholder Transaction Expenses
Early Tender Fee (as a percentage of amount tendered within one year of purchase)	2.00%

Annual Expenses (as a percentage of net assets attributable to common shares)

Management Fees	1.50%
Other Expenses[1]	0.32%
Total Annual Expenses[1]	1.82%
Fee Waiver and/or Expense Reimbursement[2]	(0.07)%
Total Annual Expenses After Fee Waiver and/or Expense Reimbursement	1.75%

[1]	“Other Expenses” and “Total Annual Expenses” have been restated to reflect fees expected to be incurred during the current fiscal year. Without such restatement, “Other Expenses” would have been 177.4% and “Total Annual Expenses” would have been 178.9%.

[2]	The Fund’s investment adviser, Emerging Global Advisors, LLC (“EGA” or the “Adviser”) has contractually agreed, through at least July 31, 2015, to waive all or a portion of its management fee in order to prevent the Fund’s Total Annual Expenses After Fee Waiver and/or Expense Reimbursement from exceeding 1.75% of the Fund’s average daily net assets.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $1,000 in the Fund for the time periods indicated and then tendered all of your Shares at the end of those periods.1 The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the Fund’s expenses are waived during the first year by the fee waiver agreement described above.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Shares	$38	$77	$118	$233

You would pay the following expenses if you did not tender your Shares:

	1 Year	3 Years	5 Years	10 Years
Shares	$18	$57	$98	$213

1Initial investments in the Shares of the Fund must be at least $1,000,000. Depending on the response to the Fund’s quarterly tender offer, you may not be able to tender all of your shares in a given quarterly tender offer.

EGA Frontier Diversified Core Fund	1

Financial Highlights

EGA Frontier Diversified Core Fund

For a share outstanding throughout the period

	For the Period November 1, 2013(1) Through March 31, 2014
Net asset value, beginning of period	$25.00
Investment operations:
Net investment income(2)	0.15
Net realized and unrealized gain on investments and foreign currency translation	3.23
Total from investment operations	3.38
Net asset value, end of period	$28.38
NET ASSET VALUE TOTAL RETURN(3)	13.52	%(6)
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)	$114
Ratios to average net assets:
Expenses, net of expense waivers and reimbursements	1.75	%(4)
Expenses, prior to expense waivers and reimbursements	178.90	%(4)
Net investment income	1.38	%(4)
Portfolio turnover rate	1	%(5)

1	Commencement of operations.

2	Based on average shares outstanding.

3	Total return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at net asset value during the period, and redemption at net asset value on the last day of the period. Total return calculated for a period of less than one year is not annualized.

4	Annualized.

5	Not annualized.

6	Includes adjustments in accordance with accounting principles generally accepted in the United States of America and as such, the net asset values for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other instruments. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual

EGA Frontier Diversified Core Fund	2

Fund operating expenses or in the example, affect the Fund’s performance. For the period November 1, 2013 (commencement of operations) through the most recent fiscal year end, the Fund’s portfolio turnover rate was 1% of the average value of its portfolio.

Principal Investment Strategies of the Fund

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in frontier markets securities. Countries are deemed to be frontier markets countries by the FTSE Country Classification System if they are not yet sufficiently economically evolved to be categorized as “emerging” markets. Frontier markets securities are securities of companies from countries that have been classified as frontier markets by the FTSE Country Classification System. As of June 30, 2014, the FTSE Country Classification System considered the following countries to be frontier markets: Argentina, Bahrain, Bangladesh, Botswana, Bulgaria, Côte d’Ivoire, Croatia, Cyprus, Estonia, Ghana, Jordan, Kenya, Lithuania, Macedonia, Malta, Mauritius, Nigeria, Oman, Qatar, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Tunisia, and Vietnam. This list may change from time to time at FTSE’s discretion.

The Fund seeks to achieve its investment objective by investing in exchange-listed frontier markets securities. Although it is not an index fund and does not seek to match the performance of any particular index, the Fund will invest in frontier market securities that are similar to those included in the FTSE Frontier Diversified Core Index (the “FTSE Frontier Index”). The FTSE Frontier Index is comprised of ordinary or common shares of frontier market securities that typically have a float-adjusted market capitalization of at least U.S. $5 million. A float-adjusted market capitalization includes only those shares that are available to the public for trading. The Fund may invest in companies of all capitalization sizes, which includes small capitalization companies (i.e., with market capitalizations at the time of purchase of up to U.S. $2 billion), medium capitalization companies (i.e., with market capitalizations at the time of purchase of between U.S. $2 billion up to U.S. $10 billion) and large capitalization companies (i.e., with market capitalizations at the time of purchase of over U.S. $10 billion). As with the FTSE Frontier Index, individual frontier markets company positions are initially not expected to exceed 2.75% of the Fund’s total assets.

The Fund will invest primarily in equity securities. Equity securities include common and preferred stocks, convertible securities, rights and warrants to purchase common stock and depositary receipts. Common stocks are securities that represent shares of ownership in a corporation. Stockholders may participate in a corporation’s profits through its distribution of dividends to stockholders, proportionate to the number of shares they own. Preferred stocks have the right to receive specified dividends or distributions before the payment of dividends or distributions on common stock. Convertible securities entitle the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible securities mature or are redeemed, converted or exchanged into shares of common stock. Rights and warrants entitle the holder to purchase the securities of a company (usually, its common stock) at a specified price within a specified time period. Depositary receipts are issued by a U.S. or foreign bank and represent the bank’s holdings of a stated number of shares of a foreign corporation.

The Fund does not anticipate utilizing financial leverage in the form of borrowings during the first year of its operations but reserves the right to do so, thereafter.

Repurchase Offers

As an interval fund, the Fund will make periodic offers to repurchase a portion of its outstanding Shares at NAV per share. The Fund has adopted a fundamental policy, which cannot be changed without shareholder approval, to make repurchase offers not less frequently then every three months.

For each repurchase offer, the Fund currently expects that it will offer to repurchase 25% of its outstanding Shares for a particular repurchase offer. The Fund may lower the size of these repurchase offerings down to 5% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not

EGA Frontier Diversified Core Fund	3

expected that the Board will do so. There is no guarantee that you will be able to sell Shares in an amount or at the time that you desire. Proceeds from the repurchase of Shares will be paid in cash (in U.S. dollars). The procedures that will apply to the Fund’s repurchase offers are described in “Periodic Offers to Repurchase Shares from Shareholders” below.

Principal Risks of Investing in the Fund

As with any investment, loss of money is a risk of investing. An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Developing Markets Securities Risk. Securities issued by foreign companies and governments located in developing countries may be affected more negatively by inflation, devaluation of their currencies, higher transaction costs, delays in settlement, adverse political developments, the introduction of capital controls, withholding taxes, nationalization of private assets, expropriation, social unrest, war or lack of timely information than those in more developed countries.

Frontier Markets Securities Risk. Frontier markets countries generally have smaller economies or less developed capital markets than in more advanced developing markets and, as a result, the risks of investing in developing markets countries are magnified in frontier markets countries.

Foreign Securities Risk. The Fund’s foreign investments may be affected by changes in a foreign country’s exchange rates; political and social instability; changes in economic or taxation policies; difficulties when enforcing obligations; decreased liquidity; and increased volatility. Foreign companies may be subject to less regulation resulting in less publicly available information about the companies.

Currency/Exchange Rate Risk. The dollar value of the Fund’s foreign investments will be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded.

Liquidity Risk. The Fund may hold less liquid or illiquid securities that it may be unable to sell at the preferred time or price and could lose its entire investment in such securities.

Market Risk. The prices of, and the income generated by, the Fund’s securities may decline in response to, among other things, investor sentiment; general economic and market conditions; regional or global instability; and currency and interest rate fluctuations.

Repurchase Offer Risk. If the Fund repurchases more Shares than it is able to sell, the Fund’s net assets may decline and the Fund’s ability to achieve its investment objective may be adversely affected. Moreover, this may force the Fund to sell assets it would not otherwise sell, and the Fund may be forced to dispose of Fund assets that may have declined in value.

Small- and Mid-Capitalization Risks. Stocks of small and medium capitalization companies could be more difficult to liquidate during market downturns compared to larger, more widely traded companies. Small and medium capitalization companies may have greater volatility in price than the stocks of large companies due to limited product lines or resources or a dependency upon a particular market niche.

Management Risk. The investment techniques and risk analysis used by the Fund’s portfolio managers may not produce the desired results.

EGA Frontier Diversified Core Fund	4

Management of the Fund

Investment Adviser: Emerging Global Advisors, LLC

Portfolio Managers	Title	Length of Service on the Fund
Robert C. Holderith	Portfolio Manager	2014
Habib Moudachirou	Portfolio Manager	2013

Purchase of Fund Shares

You may purchase Shares of the Fund each business day either through the financial intermediary who has entered into a dealer agreement with the Fund’s distributor, or directly with the Fund’s Transfer Agent.

Initial investments in the Shares of the Fund must be at least $1,000,000. A financial intermediary or consultant may aggregate an initial investment from separate investor clients that are each less than $1,000,000 (but at least $100,000), if their clients’ aggregate investments in the Fund are at least $1,000,000. The minimum investment requirement for subsequent follow-on investments in the Fund is $100,000.

Tax Information

The Fund intends to qualify each year as a regulated investment company and, as such, is not generally subject to entity-level tax on the income and gain it distributes to shareholders. The Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account, in which case your distributions generally will be taxed when withdrawn from the tax-deferred account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Adviser or its related companies may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson or financial adviser to recommend the Fund over another investment. Ask your salesperson or financial adviser or visit your financial intermediary’s website for more information.

Use of Proceeds

The net proceeds of the Fund’s continuous offering of shares, will be invested in accordance with the Fund’s investment objective and policies (as stated above) subject to any repurchases of the Shares by the Fund.

Because of the relative illiquidity of the Fund’s investments, the Fund may not be able to immediately invest the cash it receives from the sale of Shares or from the sale of its portfolio securities. The Fund may therefore from time to time hold a portion of its assets in cash or cash equivalents and, to the extent so invested, may not be able to achieve its investment objective.

Investment Objective, Strategies, Risks and Portfolio Holdings

Objective and Strategies

The Fund’s investment objective is to seek long-term capital appreciation. The Fund’s investment objective may be changed by the Board without shareholder approval. Shareholders will receive 60 days advanced notice of any change to the Fund’s investment objective.

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in frontier markets securities. Countries are deemed to be frontier markets countries

EGA Frontier Diversified Core Fund	5

by the FTSE Country Classification System if they are not yet sufficiently economically evolved to be categorized as “emerging” markets. Frontier markets securities are securities of companies from countries that have been classified as frontier markets by the FTSE Country Classification System. As of June 30, 2014, the FTSE Country Classification System considered the following countries to be frontier markets: Argentina, Bahrain, Bangladesh, Botswana, Bulgaria, Côte d’Ivoire, Croatia, Cyprus, Estonia, Ghana, Jordan, Kenya, Lithuania, Macedonia, Malta, Mauritius, Nigeria, Oman, Qatar, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Tunisia, and Vietnam. This list may change from time to time at FTSE’s discretion.

The Fund seeks to achieve its investment objective by investing in exchange-listed frontier markets securities. Although it is not an index fund and does not seek to match the performance of any particular index, the Fund will invest in frontier market securities that are similar to those included in the FTSE Frontier Index. The FTSE Frontier Index is comprised of ordinary or common shares of frontier market securities that typically have a float-adjusted market capitalization of at least U.S. $5 million. As with the FTSE Frontier Index, individual frontier markets company positions are initially not expected to exceed 2.75% of the Fund’s total assets.

The Fund will invest primarily in equity securities. Equity securities in which the Fund invests include the following types of securities:

Common stocks. Common stocks are the most prevalent type of equity securities. Common stocks are securities that represent shares of ownership in a corporation. Holders of common stock of an issuer are entitled to receive the issuer’s earnings only after the issuer pays its creditors and any preferred shareholders. As a result, changes in the issuer’s earnings have a direct effect on the value of its common stock.

Preferred stocks. Preferred stocks have the right to receive specified dividends or distributions before the payment of dividends or distributions on common stock. Some preferred stocks also participate in dividends and distributions paid on common stock. Preferred stocks may provide for the issuer to redeem the stock on a specified date.

Small- and mid-capitalization companies. Market capitalization is defined as the total market value of a company’s outstanding stock. The Fund may invest in small capitalization companies (i.e., with market capitalizations at the time of purchase of up to U.S. $2 billion) and medium capitalization companies (i.e., with market capitalizations at the time of purchase of between U.S. $2 billion up to U.S. $10 billion).

Convertible securities. Convertible Securities are fixed income securities that give the holder the option to exchange for equity securities at a specified conversion price within a specified time. The option allows the holder to realize additional returns if the market price of the equity securities exceeds the conversion price.

Rights and warrants. Rights and warrants are securities which entitle the holder to purchase the securities of a company (usually, its common stock) at a specified price during a specified time period. The value of a right or warrant is affected by many of the same factors that determine the prices of common stocks. Rights and warrants may be purchased directly or acquired in connection with a corporate reorganization or exchange offer.

Depositary receipts. Many securities of foreign issuers are represented by depositary receipts. Generally, depositary receipts in registered form are designed for use in the U.S. securities market and depositary receipts in bearer form are designed for use in securities markets outside the U.S. Many securities of foreign issuers are represented by American Depositary Receipts (“ADRs”), Global

EGA Frontier Diversified Core Fund	6

Depositary Receipts (“GDRs”), and European Depositary Receipts (“EDRs”) (collectively, “Depositary Receipts”). A Depositary Receipt entitles the holder to all dividends and capital gains earned by the underlying foreign shares.

Because of the relative illiquidity of the Fund’s investments, the Fund may not be able to immediately invest the cash it receives from the sale of Shares or from the sale of its portfolio securities. The Fund may therefore from time to time hold a portion of its assets in cash or cash equivalents and, to the extent so invested, may not be able to achieve its investment objective.

The Fund’s investments in the types of securities described in this prospectus may vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities described in this prospectus. Any percentage limitation with respect to assets of the Fund are applied at the time of purchase, except for limitations on borrowing.

Periodic Offers to Repurchase Shares from Shareholders

The Fund does not intend to list Shares on any securities exchange or arrange for their quotation on any over-the-counter market. Because a secondary market does not currently exist for the Shares and one is not likely to develop, the Shares are not readily marketable. The Fund has, however, adopted a fundamental policy to offer not less frequently then each quarter to repurchase a portion of the Shares outstanding. In response to each Repurchase Offer, shareholders may choose to tender their Shares to the Fund for repurchase. Repurchase Offers occur at a price per share equal to the NAV per share of the Shares determined as of the close of the regular trading session on the New York Stock Exchange (the “NYSE”) (ordinarily 4:00 p.m., Eastern time) on the day the Repurchase Offer ends or within a period of fourteen days (or the next business day after that period) after the Repurchase Offer ends. Shareholders will be notified in writing at the beginning of each Repurchase Offer.

Under certain limited circumstances, the Fund may suspend or postpone a quarterly Repurchase Offer for the repurchase of Shares from the Fund’s shareholders. The Fund must meet certain regulatory requirements and must give notice to shareholders in order to suspend or postpone a Repurchase Offer. In that event, the Fund’s shareholders will likely be unable to sell their Shares until the suspension or postponement ends. The Fund, the Adviser and the Fund’s distributor are prohibited from making a market in the Shares as long as the Fund continues to publicly offer Shares.

Investment Risks

Many factors affect the value of an investment in the Fund. The Fund’s NAV will change daily based on variations in market conditions, interest rates and other economic, political or financial developments. The risks of investing in the Fund are:

Developing Markets Securities Risk. Developing markets risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; significant periods of inflation or deflation; restrictions on foreign investment; possible nationalization, expropriation, or confiscatory taxation of investment income and capital; increased social, economic and political uncertainty and instability; pervasive corruption and crime; more substantial governmental involvement in the economy; less governmental supervision and regulation; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal systems. In addition, many of the countries in which the Fund may invest have experienced substantial, and during some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain developing countries. Moreover, the economies of some developing countries have less favorable growth of gross domestic product, rapid rates of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position

EGA Frontier Diversified Core Fund	7

compared to the U.S. economy. Economies of developing market countries could likewise be adversely affected by significant periods of deflation or greater sensitivity to interest rates.

Investments in developing market countries may involve risks of nationalization, expropriation and confiscatory taxation. For example, the former Communist governments of a number of Eastern European countries expropriated large amounts of private property in the past, in many cases without adequate compensation, and there can be no assurance that such expropriation will not occur in the future. In the event of expropriation, the Fund could lose a substantial portion of any investments it has made in the affected countries.

Even though the currencies of some developing market countries may be pegged to the U.S. dollar, the conversion rate may be controlled by government regulation or intervention at levels significantly different than what would prevail in a free market. Significant revaluations of the U.S. dollar exchange rate of these currencies could cause substantial reductions in the Fund’s NAV.

Frontier Markets Securities Risk. Investments in frontier markets countries are a subset of developing markets countries. Frontier markets countries generally have smaller economies or less developed capital markets than traditional developing markets and, as a result, the risks of investing in developing markets countries are magnified in frontier markets countries. In addition, frontier markets securities may have less liquidity and frontier markets countries may lack established legal, political, regulatory, business, and social frameworks to support securities markets when compared to more developed markets.

Foreign Securities Risk. The dollar value of the Fund’s foreign investments may be affected by changes in the exchange rates between the dollar and the currencies in which those investments are traded. The value of the Fund’s foreign investments may be adversely affected by political and social instability in their home countries, by changes in economic or taxation policies in those countries, or by the difficulty in enforcing obligations in those countries. Foreign companies generally may be subject to less stringent regulations than U.S. companies, including financial reporting requirements and auditing and accounting controls. As a result, there generally is less publicly available information about foreign companies than about U.S. companies. Trading in many foreign securities may be less liquid and more volatile than U.S. securities due to the size of the market or other factors.

Currency/Exchange Rate Risk. The value of an investment denominated in a foreign currency could change significantly as foreign currencies strengthen or weaken relative to the U.S. dollar. Generally, when the U.S. dollar gains in value against a foreign currency, an investment traded in that foreign currency loses value because that currency is worth fewer U.S. dollars. U.S. dollar investments in ADRs or ordinary shares of foreign issuers traded on U.S. exchanges are indirectly subject to foreign currency risk to the extent that the issuer conducts its principal business in markets where transactions are denominated in foreign currencies.

Liquidity Risk. A security is considered to be illiquid if the Fund is unable to sell such security at a fair price within a reasonable amount of time. A security may be deemed illiquid due to a lack of trading volume in the security or if the security is privately placed and not traded in any public market or is otherwise restricted from trading. The Fund may be unable to sell illiquid securities at the time or price it desires and could lose its entire investment in such securities.

Market Risk. The value of equity securities owned by the Fund may decline, at times sharply and unpredictably, because of economic changes or other events that affect individual issuers or large portions of the market. It includes the risk that a particular style of investing, such as growth or value, may underperform the market generally.

EGA Frontier Diversified Core Fund	8

Repurchase Offer Risk. Selling portfolio securities to raise cash to repurchase its Shares in a Repurchase Offer will increase the Fund’s transaction expenses, which could adversely affect the NAV of the Shares. The sale of such portfolio securities may also generate capital gains, which may be taxable to Shareholders. To the extent the Fund maintains large cash positions to pay for tenders, the Fund may not be fully invested, which could impair its ability to meet its investment objective. Shareholders may not be able to liquidate all Shares they have tendered during a Repurchase Offer if the total amount of Shares tendered by shareholders exceeds the Repurchase Offer amount.

Small- and Mid-Capitalization Risks. Stocks of small and mid-sized companies tend to be more vulnerable to adverse developments and may have little or no operating history or track record of success, and limited product lines, markets, management and financial resources. The securities of small and mid-sized companies may be more volatile due to less market interest and less publicly available information about the issuer. They also may be illiquid or restricted as to resale, or may trade less frequently and in smaller volumes, all of which may cause difficulty when establishing or closing a position at a desirable price.

Anti-Takeover Provisions. The Fund’s Amended and Restated Agreement and Declaration of Trust (the “Agreement and Declaration of Trust”) includes provisions that could limit the ability of other entities or persons from attempting to acquire control of the Fund, convert the Fund to open-end status, merge or liquidate the Fund or change the composition of its Board of Trustees. While the Board believes that these actions would generally be adverse to the interests of the Fund and its long-term Shareholders, contesting any such takeover attempt could be costly to the Fund, and therefore adversely affect the NAV of the Fund’s Shares. See “Anti-Takeover Provisions in the Agreement and Declaration of Trust” below.

Tax Risks. The Fund has elected to be treated, and intends to qualify for treatment, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”) by meeting the composition of income, asset diversification, and distribution requirements that apply to RICs. If for any reason the Fund fails to qualify for treatment as a RIC, the Fund will have to pay corporate-level taxes on all of its income whether or not the Fund distributes it, which would substantially reduce the amount of income available for distributions to the shareholders. The Fund’s distributions to shareholders would generally be taxed as ordinary income, and the Fund might need to dispose of certain assets or pay certain penalties in order to once again qualify as a RIC.

Management Risk. The investment techniques and risk analyses applied by the portfolio management team may not produce the desired results, and legislative, regulatory, or tax developments may affect the investment techniques available to the portfolio management team in connection with managing the Fund. There is no guarantee that the investment objective of the Fund will be achieved

Portfolio Holdings

A description of Fund policies and procedures with respect to the disclosure of Fund portfolio holdings is available in the SAI, which is available at www.emergingglobaladvisors.com.

Fund Management

Fund Organization

The Fund is a Delaware statutory trust registered under the 1940 Act organized on December 14, 2012. The Board is responsible for the Fund’s overall management and direction. The Board elects the Fund’s officers and approves all significant agreements, including those with the investment adviser, custodian and fund administrative and accounting agent.

EGA Frontier Diversified Core Fund	9

The Investment Adviser

EGA acts as the Fund’s investment adviser pursuant to an investment advisory agreement with the Fund (the “Advisory Agreement”). EGA is a Delaware limited liability company with its principal offices located at 155 West 19th Street, 3rd Floor, New York, NY 10011. As of June 30, 2014, EGA had approximately $1.8 billion in assets under discretionary management.

Pursuant to the Advisory Agreement, EGA has overall responsibility for the management and investment of the Fund’s securities portfolio. For the investment advisory services provided to the Fund, EGA is entitled to receive an annual fee equal to 1.50% of the Fund’s average daily net assets.

EGA has contractually agreed, through at least July 31, 2015, to waive all or a portion of its management fee in order to prevent the Fund’s Total Annual Expenses After Fee Waiver and/or Expense Reimbursement from exceeding 1.75% of the Fund’s average daily net assets.

A discussion of the basis for the Board’s approval of the Advisory Agreement will be available in the Fund’s next report to shareholders.

Portfolio Managers

The following individuals are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio:

•        Robert C. Holderith has been the President of EGA since he founded the Firm in 2008, and prior to becoming portfolio manager for the Fund in July, 2014, he supervised the portfolio management of the Fund through April, 2014. Mr. Holderith previously held executive positions at ProFund Advisors, lastly as Managing Director, Institutional Sales and Investment Analytics serving on the company's ETF Steering, Product Development, Strategic and Tactical Distribution, and Product Launch teams. Earlier, he spent nine years at UBS, where as a senior member of UBS' wealth management team, he helped develop the firm's first ETF models and an advisory ETF Portfolio Management platform. He has been using ETF products, modeling ETF portfolios, and has developed numerous ETF-based business models since 2000.

•        Habib Moudachirou joined Emerging Global Advisors in January 2012 and is an Executive Director serving as portfolio manager. Prior to joining EGA, Mr. Moudachirou was a financial engineer and fund structurer at HSBC Global Asset Management in New York from December 2001 to December 2011. He worked within the quantitative business team from July 2005 to December 2011 and was a portfolio manager from October 2002 to July 2005 at Sinopia Asset Management - HSBC’s quantitative asset management arm - in Paris. Mr. Moudachirou was also an equities and derivatives trader from December 2001 to October 2002. He holds a dual M.Sc. in Statistical Engineering and Quantitative Finance and is a certified Financial Risk Manager.

The Portfolio Managers generally have final authority over all aspects of the Fund’s investment portfolio, including but not limited to, purchases and sales of individual securities, portfolio construction techniques, portfolio risk assessment, and the management of daily cash flows in accordance with portfolio holdings. The degree to which the Portfolio Managers may perform these functions, and the nature of these functions, may change from time to time.

The Fund’s SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of Shares in the Fund.

Periodic Offers by the Fund to Repurchase Shares from Shareholders

The Fund is not aware of any currently existing secondary market for the Shares and does not anticipate that a secondary market will develop for the Shares. A secondary market is a market, exchange facility or system for quoting bid and asking prices where securities such as the Shares can be readily bought and sold among holders of the securities after they are initially distributed. Without a secondary market, Shares are not liquid, which means that they are not readily marketable. The Fund has taken action to provide a measure of liquidity to shareholders, however. The Fund has adopted share repurchase policies as fundamental policies. This means the policies may not be changed without the vote of the holders of a

EGA Frontier Diversified Core Fund	10

majority of the Fund’s outstanding voting securities. These policies require the Fund to make Repurchase Offers, at least quarterly to repurchase a portion of the outstanding shares from the Fund’s shareholders. The Fund may suspend or delay a Repurchase Offer only if certain regulatory requirements (described in the notice of the Repurchase Offer) are met. See “Suspension or Postponement of Repurchase Offer.” The price of the repurchase of shares will be the NAV per share determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) or a date within a maximum of 14 days (or the next business day after that period) after the date the Repurchase offer ends, as described below, less any early tender fee (see “Early Tender Fees” below).

Repurchase procedures

At the beginning of each Repurchase Offer, the Fund will send to its shareholders a written notification about the Repurchase Offer, how they may request that the Fund repurchase their Fund shares, and the deadline for shareholders to provide their repurchase requests (Repurchase Request Deadline), which is the date the Repurchase Offer ends. The time between the notification to the shareholders and the Repurchase Request Deadline may vary from no more than six weeks to no less than three weeks. For each Repurchase Offer, the Fund will establish the Repurchase Request Deadline based on factors, such as market conditions, liquidity of the Fund’s assets and shareholder servicing considerations. The repurchase price of the Shares will be the NAV as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on the date on which the repurchase price of the Shares will be determined (Repurchase Pricing Date), no later than the 14th day after the Repurchase Request Deadline or the next business day if the 14th day is not a business day, less any early tender fee (see “Early Tender Fees” below).

The Board may establish other policies for repurchases of Shares that are consistent with the 1940 Act and other pertinent laws. Shares tendered by shareholders by any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders, in cash, within seven days after each Repurchase Pricing Date. The end of the seven days is referred to as the “Repurchase Payment Deadline.”

Repurchase amounts

The Board, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (Repurchase Offer Amount) for a given Repurchase Request Deadline. Currently, the Fund expects the Repurchase Offer Amount will be 25% of the total number of Shares outstanding on the Repurchase Request Deadline. The Fund may lower the size of these repurchase offerings down to 5% of the Fund’s outstanding shares, in the sole discretion of the Board, but it is not expected that the Board will do so. A Repurchase Offer is expected to conclude near the end of every calendar quarter each year. If Fund shareholders tender more Shares than the Fund has offered to repurchase, the Fund will repurchase the Shares on a pro rata basis, rounded down to the nearest full share. The Fund may, however, accept all Shares tendered by shareholders who own less than one hundred Shares and who tender all their Shares, before accepting on a pro rata basis Shares tendered by other shareholders.

Notices to Shareholders

Notice of each quarterly Repurchase Offer (and any additional discretionary Repurchase Offers) will be sent to each beneficial owner of Shares between three and six weeks before each Repurchase Request Deadline. The notice will include detailed instructions on how to tender Shares. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, latest Repurchase Pricing Date, and latest Repurchase Payment Deadline. The notice will state that the NAV may fluctuate between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the latest possible Repurchase Pricing Date under certain circumstances. The notice will also describe (i)

EGA Frontier Diversified Core Fund	11

the procedures for you to tender your Shares, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable you to withdraw or modify your tenders of Shares prior to the Repurchase Request Deadline.

Calculation of NAV

The current NAV of the Shares is computed daily, including the five business days before a Repurchase Request Deadline. The Board has determined that the time at which the NAV will be computed will be as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day that the NYSE is open . You may call the Fund at 1-888-800-4347 to learn the NAV per share or access the information on the Fund’s website at www.emergingglobaladvisors.com. The notice of the Repurchase Offer will give the NAV per share as of a recent date, and a toll-free number for information regarding the Repurchase Offer. During the period from notification to shareholders of a Repurchase Offer until the Repurchase Pricing Date, the Fund will maintain liquid assets equal to 100% of the Repurchase Offer Amount based on each day’s NAV.

Suspension or Postponement of Repurchase Offer

The Fund may not suspend or postpone a Repurchase Offer except if a majority of the Board, including a majority of the Board members who are not “interested persons” of the Fund, as defined in the 1940 Act (Independent Trustees), vote to do so, and only (a) if the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code; (b) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which any emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund to fairly determine its NAV; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund. The Fund will send to its shareholders notice of any suspension or postponement and notice of any renewed Repurchase Offer after a suspension or postponement.

Fundamental Policies Relating to Periodic Repurchase Offers

Pursuant to Rule 23c-3 under the 1940 Act, the Fund has adopted the following fundamental investment policies relating to periodic repurchase offers, which may not be changed without a vote of a majority of the outstanding voting securities:

(1)  The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by SEC or its staff, or other regulatory authorities having jurisdiction or their staffs, from time to time, and in accordance with any exemptive relief granted by the SEC or other regulatory authority having jurisdiction from time to time;

(2)  The periodic interval between repurchase request deadlines will be not more than three months;

(3)  The repurchase request deadline (as defined in Rule 23c-3) for each repurchase offer will be a date between three and six weeks after the issuance of notification of the repurchase offer (or the next business day if such date is not a business day); and

(4)  Each repurchase pricing date (as defined in Rule 23c-3) will be not later than the 14th day after the preceding repurchase request deadline (or the next business day if the 14th day is not a business day).

EGA Frontier Diversified Core Fund	12

Exemptive Application

The Fund intends to apply to the SEC for an order providing for exemptions from Rule 23c-3 of the 1940 Act and certain other provisions to provide for, among other things, the ability of this Fund to conduct more frequent tender offers. There is no guarantee that the SEC will grant such an order or, if it does, that the Fund will conduct more frequent tender offers.

Other Information

Description of Shares of Beneficial Interest

Each Share represents an equal proportionate interest in the assets and liabilities of the Fund and has identical voting, dividend, liquidation and other rights and preferences as the other Shares of the Fund.

You should consider your investment in the Fund to be illiquid. In order to provide liquidity to Shareholders, the Fund will make quarterly offers to repurchase a portion of its outstanding Shares at NAV as described herein. There is no guarantee that you will be able to sell your Shares at any given time. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. The Fund is not an appropriate investment for investors who desire the ability to reduce their investments to cash on a timely basis. Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. You should carefully consider these risks before investing in the Fund.

Under Delaware law, the Fund is not required to, and the Fund does not presently intend to, hold regular annual meetings of Shareholders. Meetings of the Shareholders of the Fund may be held from time to time to consider certain matters, including changes to the Fund’s fundamental investment policies, changes to the management agreement and the election of Trustees when required by the 1940 Act.

When matters are submitted to Shareholders for a vote, Shareholders are entitled to one vote per Share with proportionate voting for fractional Shares. The Shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have authority, from time to time, to divide or combine the Shares into a greater or lesser number of Shares so affected. In the case of a liquidation of the Fund, each Shareholder will be entitled to a Share, based upon the Shareholder’s percentage ownership, in the distribution of assets, net of liabilities, of the Fund. No Shareholder is liable for further calls or assessment by the Fund.

On any matter submitted to a vote of the Shareholders, all Shares shall vote in the aggregate without differentiation between the Shares, provided that with respect to any matter as to which the 1940 Act or other applicable law or regulation requires voting by Fund or by class, then the Shares shall vote as prescribed in that law or regulation.

Anti-Takeover Provision in the Agreement and Declaration of Trust

The Agreement and Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons from attempting to acquire control of the Fund or to change the composition of its Board of Trustees. Such attempts could have the effect of increasing the expenses of the Fund and disrupting the normal operation of the Fund. A trustee may be removed from office, with or without cause, by the action of a majority of the trustees then in office, or by vote of the shareholders at any meeting called for that purpose.

To convert the Fund to an open-end investment company, the Fund’s Agreement and Declaration of Trust requires the affirmative vote of a majority of the Board of the Trustees followed by the affirmative vote of the holders of at least 75% of the Shares entitled to vote, unless such action has been previously approved by at least two-thirds of the Trustees, in which case “a majority of the outstanding voting securities” (as

EGA Frontier Diversified Core Fund	13

defined in the 1940 Act) of the Fund shall be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. Following any such conversion, it is possible that certain of the Fund’s investment policies and strategies would have to be modified to assure sufficient portfolio liquidity. Shareholders of an open-end investment company may require the company to redeem their shares at any time, except in certain circumstances as authorized by or under the 1940 Act, at their net asset value, less a redemption charge, if any, as might be in effect at the time of a redemption. If the Fund were converted to an open-end fund, it is likely that new shares would be sold at net asset value plus a sales load. The Board of Trustees believes, however, that the closed-end structure is desirable in light of the Fund’s investment objectives and policies. Therefore, you should assume that it is not likely that the Board of Trustees would vote to convert the Fund to an open-end fund.

The Agreement and Declaration of Trust also provides that the Fund by the affirmative vote of holders of at least 75% of the Shares entitled to vote, shall be required unless such action has been approved by at least two-thirds of the Trustees, in which case “a majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund to authorize any of the following transactions: (i) dissolution of the Fund; (ii) merger or consolidation of the Fund with or into any other entity, unless the Fund is the surviving or resulting entity; (iii) conversion of the Fund into a different business entity; and (iv) the sale, conveyance and transfer of all or substantially all of the assets of the Fund to another business entity. The Board of Trustees has determined that provisions with respect to the Board of Trustees and the shareholder voting requirements described above, which are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. For a more complete explanation, see the full text of these provisions in the Fund’s Agreement and Declaration of Trust, which is on file with the SEC.

Early Tender Fee

Purchases of Shares will be subject to payment of early tender fees during the initial 12 months after purchase as listed under the heading “Early Tender Fees” in the “Shareholder Account Information” section of this prospectus.

Dividends and Distributions

The Fund expects, based on its investment objective and strategies that its distributions, if any, will consist of ordinary income, capital gains, or some combination of both.

The Fund intends to pay dividends out of current income and capital gains and does not expect to pay returns of capital. The Fund generally declares and pays dividends from net investment income, if any, annually. However, the officers of the Fund are authorized in their discretion not to pay a dividend for the Fund if such officers determine that the cost of paying the dividend (including costs borne by the Fund for printing and mailing dividend checks) exceeds the amount of income or excise tax that is payable by the Fund as a result of not paying the dividend.

The Fund generally distributes long-term and short-term capital gains (net of any available capital loss carryovers), if any, at least annually. Capital gains distributions may vary considerably from year to year as a result of the Fund’s normal investment activities and cash flows. During a time of economic volatility, the Fund may experience capital losses and unrealized depreciation in value of investments, the effect of which may be to reduce or eliminate capital gains distributions for a period of time. Even though the Fund may experience a current year loss, it may nonetheless distribute prior year capital gains.

The Fund may distribute such income dividends and capital gains more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund.

EGA Frontier Diversified Core Fund	14

Other Service Providers

The Bank of New York Mellon (“BNY Mellon”) serves as Administrator and Fund Accountant for the Fund. Its principal address is One Wall Street, New York, NY 10286. Under the Fund Administration and Accounting Agreement with the Fund, BNY Mellon provides necessary administrative, tax, accounting services and financial reporting for the maintenance and operations of the Fund. In addition, BNY Mellon makes available the office space, equipment, personnel and facilities required to provide such services. As compensation for the foregoing services, BNY Mellon receives certain out-of-pocket costs, transaction fees and asset based fees, which are paid for by the Fund. For the Fund’s fiscal year ended March 31, 2014, the Fund made payments to BNY Mellon in the amount of $1,699 for administrative services.

BNY Mellon also serves as the Fund’s custodian.

BNY Mellon Investment Servicing (US) Inc. serves as the Fund’s transfer agent. Its principal address is 301 Bellevue Parkway, Wilmington, DE 19809.

Costs and Expenses

The Fund conducts its own business and affairs and bears the expenses and salaries necessary and incidental thereto including, but not in limitation of the foregoing, the costs incurred in: the maintenance of its existence as a Delaware statutory trust; the maintenance of its registration statement under applicable federal securities laws; preparation, filing and printing of its prospectus, statement of additional information and sales literature; the maintenance of its compliance program; the compensation of its compliance officer(s); the maintenance of its own books, records and procedures; dealing with its own shareholders; the payment of dividends; transfer of stock, including issuance and repurchase of shares; preparation of share certificates; reports and notices to shareholders; calling and holding of shareholders’ meetings; miscellaneous office expenses; brokerage commissions; custodian fees; legal and accounting fees; and taxes.

Shareholder Account Information

If Shares of the Fund are held in accounts that are maintained by intermediaries or if some investments are made indirectly through products that use the Fund as an underlying investment, such as employee benefit plans, funds of funds, qualified tuition plans, and variable insurance contracts (generally referred to as “conduit investment vehicles”), the intermediary or conduit investment vehicle may impose rules which differ from, and/or charge a transaction or other fee in addition to, those described in this prospectus.

Additional information is available on the Fund’s website at www.emergingglobaladvisors.com or in the Fund’s SAI, which is available on that same website or upon request free of charge. The website is not part of this prospectus.

Early Tender Fees

The Fund may impose an early tender fee of up to 2% on tender proceeds if you tender your Shares within one year of purchase.

The early tender fee will be retained by the Fund and is intended to offset the trading costs, market impact and other costs associated with short-term money movements in and out of the Fund. The early tender fee is imposed on a first-in, first-out basis, which means that you will tender Shares in the order of their purchase. Shares acquired through the reinvestment of dividends and distributions are not subject to early tender fees. In addition, depending on the response to the Fund’s quarterly tender offer, you may not be able to tender all of your shares in a given quarterly tender offer.

EGA Frontier Diversified Core Fund	15

Some investments in the Fund are made through conduit investment vehicles. If Shares of the Fund are held in an account maintained by an intermediary or in the name of a conduit investment vehicle (and not in the names of individual investors), the intermediary account or conduit investment vehicle may be considered an individual shareholder of the Fund for purposes of assessing early tender fees. In these cases, the Fund is likely to be limited in its ability to assess early tender fees on transactions initiated by individual investors, and the applicability of early tender fees will be determined based on the aggregate holdings and tenders of the intermediary account or the conduit investment vehicle.

The Fund has the discretion to waive the 2% early tender fee if the Fund is in jeopardy of losing its registered investment company qualification for tax purposes or for other extenuating circumstances.

Your financial adviser or other financial intermediary may charge service fees for handling tender offer transactions. In such cases, there may be fees imposed by the intermediary or conduit investment vehicle on different terms (and subject to different exceptions) than those set forth above. Please consult your financial adviser or other financial intermediary for details.

Minimum Investments

Initial investments in the Shares of the Fund must be at least $1,000,000. A financial intermediary or consultant may aggregate an initial investment from separate investor clients that are each less than $1,000,000 (but at least $100,000), if their clients’ aggregate investments in the Fund are at least $1,000,000. The minimum investment requirement for subsequent follow-on investments in the Fund is $100,000.

How to Purchase Shares

Shares may be purchased through a financial intermediary who has entered into a dealer agreement with the Fund’s distributor, or directly with the Fund’s Transfer Agent. Please contact your financial intermediary or EGA at 1-888-800-4347 for details.

Purchase orders will not be processed unless the account application and purchase payment are received by you or your financial intermediary in good order. In accordance with the USA PATRIOT ACT, if you fail to provide all the required information requested in the current account application, your purchase order will not be processed. Additionally, federal law requires that the financial intermediary verify and record your identifying information.

Pricing of Shares

Determination of Net Asset Value

The NAV for the Fund is determined once daily as of close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time), each day the NYSE is open for regular trading (“Business Day”). The NAV is determined by dividing the value of the Fund’s portfolio securities, cash and other assets (including accrued interest), less all liabilities (including accrued expenses), by the total number of Shares outstanding.

Equity securities (including ADRs and GDR) are valued at the last reported sale price on the principal exchange on which such securities are traded, as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on the day the securities are being valued or, if there are no sales, at the mean of the most recent bid and asked prices. Equity securities that are traded in over-the-counter markets are valued at the NASDAQ Official Closing Price as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on the day the securities are valued or, if there are no sales, at the mean of the most recent bid and asked prices.

EGA Frontier Diversified Core Fund	16

Securities for which market quotations are not readily available, including restricted securities, are valued based on fair value as determined in good faith in accordance with procedures adopted by the Board. Securities will be valued at fair value when market quotations are not readily available or are deemed unreliable, such as when a security’s value is believed to have been materially affected by a significant event. Such events may include a natural disaster, an economic event like a bankruptcy filing, a trading halt in a security, or an unscheduled early market close. In addition, fair valuation may be necessary where there are no securities trading in a particular country or countries on a Business Day, or for significant events that occur between the close of the principal exchange for a security and the NYSE. The Fund’s NAV may not reflect changes in valuations on certain securities that occur at times or on days on which the Fund’s NAV is not calculated and on which the Fund does not affect sales or tenders of its Shares, such as when trading takes place in countries on days that are not a Business Day.

Valuing the Fund’s investments using fair value pricing may result in using prices for those investments that differ from current market valuations. Due to the subjective and variable nature of fair market value pricing, it is possible that the value determined for a particular security may be materially different from the value realized upon such security’s sale or upon the resumption of regular trading of the security.

Taxes

The Fund intends to qualify each year as a regulated investment company and, as such, is not subject to entity-level tax on the income and gain it distributes to shareholders. If you are a taxable investor, the Fund’s distributions generally are taxable to you as ordinary income, capital gains, or some combination of both. Every year, you will be sent information showing the amount of dividends and distributions you received from the Fund during the prior calendar year. In addition, investors in taxable accounts should be aware of the following basic tax points:

•	The Fund earns income generally in the form of dividends or interest on its investments. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, distributions of net investment income generally are taxable to you as ordinary income.
•	Distributions of net short-term capital gains are taxable to you as ordinary income. A Fund with a high portfolio turnover rate (a measure of how frequently assets within a Fund are bought and sold) is more likely to generate short-term capital gains than a Fund with a low portfolio turnover rate.
•	Distributions of net long-term capital gains are taxable to you as long-term capital gains no matter how long you have owned your Fund Shares.
•	A portion of income dividends may be reported as qualified dividend income eligible for taxation by non-corporate shareholders at long-term capital gain rates, provided certain holding period and other requirements are met at both the Fund and shareholder levels. These reduced rates generally are available for dividends derived from the Fund’s investment in stocks of domestic corporations and qualified foreign corporations.
•	Because the Fund invests primarily in frontier markets securities, it is anticipated that none or only a nominal amount of the Fund’s income dividends will qualify for the 70% dividends received deduction available to corporate shareholders.
•	Distributions declared to shareholders with a record date in December—if paid to you by the end of January—are taxable for federal income tax purposes as if received in December.
•	Under the Code, a repurchase of Shares by the Fund pursuant to a repurchase offer will be treated as a sale or exchange of the Shares if the repurchase (a) results in a complete termination of the shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the shareholder (generally meaning that after the repurchase the shareholder’s percentage interest in the Fund is less than 80% of his or her percentage interest prior to the repurchase), or (c) is “not

EGA Frontier Diversified Core Fund	17

essentially equivalent to a dividend.” If any of the three tests is met, a repurchase of Shares will result in a taxable gain or loss equal to the difference between the amount realized and the shareholder’s basis in the Shares repurchased. Such gain or loss will be treated as capital gain or loss if the Shares are capital assets in the shareholder’s hands, and will be long-term capital gain or loss if the Shares are held for more than one year and short-term capital gain or loss if the Shares are held for one year or less. If none of the three tests described above is met with respect to a repurchase, then amounts received by a shareholder will be taxable as a dividend, return of capital and/or capital gain, depending on the Fund’s earnings and profits and the shareholder’s basis in the tendered Shares. Under such circumstances, it is also possible that non-tendering shareholders may be considered to have received a deemed distribution as a result of the Fund’s purchase of tendered Shares, and all or a portion of that deemed distribution may be taxable as a dividend.

•	The Fund is required to report to you and the IRS annually on Form 1099-B the cost basis of Shares where the cost basis of the Shares is known by the Fund (referred to as “covered shares”) and which are disposed of after that date in a sale or exchange transaction. Cost basis will be calculated using the Fund’s default method, unless you instruct the Fund to use a different calculation method. Shareholders should carefully review the cost basis information provided by the Fund and make any additional basis, holding period or other adjustments that are required when reporting these amounts on their federal income tax returns. If your account is held by your investment representative (financial advisor or other broker), please contact that representative with respect to reporting of cost basis and available elections for your account. Tax-advantaged retirement accounts will not be affected.
•	At the time you purchase your Fund Shares, the Fund’s net asset value may reflect undistributed income, undistributed capital gains, or net unrealized appreciation in value of portfolio securities held by the Fund. A subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable. This is sometimes referred to as “buying a dividend.”
•	By law, if you do not provide the Fund with your proper taxpayer identification number and certain required certifications, you may be subject to backup withholding on any distributions of income, capital gains, or proceeds from the sale of your Shares. The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid.
•	An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund Shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceeds a threshold amount. This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.
•	Fund distributions and gains from repurchase of your Fund Shares generally are subject to state and local income taxes.
•	The Fund may be subject to foreign taxes on its investments. If the Fund qualifies to pass through to you the tax benefits from foreign taxes it pays on its investments, and elects to do so, then any foreign taxes it pays on these investments may be passed through to you as a foreign tax credit. You will then be required to include your pro-rata share of these taxes in gross income, even though not actually received by you, and will be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax.
•	Foreign investors may be subject to U.S. withholding tax at a 30% or lower treaty rate and U.S. estate tax and are subject to special U.S. tax certification requirements to avoid backup withholding and claim any treaty benefits. An exemption from U.S. withholding tax is provided

EGA Frontier Diversified Core Fund	18

for capital gain dividends paid by the Fund from long-term capital gains, if any. The exemptions from U.S. withholding for interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends have expired for taxable years that begin on or after January 1, 2014. It is unclear as of the date of this prospectus whether Congress will reinstate the exemptions for interest-related and short-term capital gain dividends or, if reinstated, whether such exemptions would have retroactive effect. However, notwithstanding such exemptions from U.S. withholding at the source, any such dividends and distributions of income and capital gains will be subject to backup withholding at a rate of 28% if you fail to properly certify that you are not a U.S. person.

•	Under the Foreign Account Tax Compliance Act (“FATCA”), the Fund will be required to withhold a 30% tax on (a) income dividends paid by the Fund after June 30, 2014, and (b) certain capital gain distributions and the proceeds arising from the sale of Fund Shares paid by the Fund after December 31, 2016, to certain foreign entities, referred to as foreign financial institutions or non-financial foreign entities, that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S.Department of the Treasury of U.S.-owned foreign investment accounts. The Fund may disclose the information that it receives from its shareholders to the IRS, non-U.S. taxing authorities or other parties as necessary to comply with FATCA. Withholding also may be required if a foreign entity that is a shareholder of the Fund fails to provide the Fund with appropriate certifications or other documentation concerning its status under FATCA.

The above discussion concerning the taxability of Fund dividends and distributions and repurchases of Shares is inapplicable to investors that generally are exempt from federal income tax, such as retirement plans that are qualified under Section 401 and 403 of the Code and individual retirement accounts (“IRAs”) and Roth IRAs.

This discussion of “Taxes” is for general information only and not tax advice. All investors should consult their own tax advisers as to the federal, state, local and foreign tax provisions applicable to them.

Payments to Financial Intermediaries

You can find further details in the Fund’s SAI about payments to, and the services provided by, financial intermediaries. In certain cases these payments could be significant to the financial intermediary. Your financial intermediary may charge you additional fees or commissions other than those disclosed in this prospectus. You can ask your financial intermediary about any payments it receives from EGA, as well as about fees and/or commissions it charges.

Important Notice Regarding Delivery of Security Holder Documents

To reduce Fund expenses, only one copy of most shareholder documents may be mailed to shareholders with multiple accounts at the same address (Householding). Mailing of your shareholder documents may be householded indefinitely unless you instruct us otherwise. If you do not want the mailing of these documents to be combined with those for other members of your household, please contact your financial institution. We will begin sending you individual copies for each account within thirty days after receiving your request.

Plan of Distribution

ALPS Distributors, Inc., located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, serves as the distributor of the Fund’s shares on a best efforts basis, subject to various conditions (the “Distributor”). The Fund’s shares are offered for sale at NAV. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s shares. In reliance on Rule 415 of the Securities Act of 1933, as amended, the Fund intends to offer to sell up to $175 million of

EGA Frontier Diversified Core Fund	19

its shares through the Distributor. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use its best efforts to sell the shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Fund shares.

The Adviser, and its respective affiliates, in their discretion and from their own resources, may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares (“Additional Compensation”). In return for Additional Compensation, the Fund may receive certain marketing advantages including access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding shares held by shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Additionally, the Adviser and its respective affiliates, may pay a servicing fee to the Distributors and to other selected securities dealers and other financial industry professionals for providing ongoing broker-dealer services in respect of clients with whom they have distributed shares of the Fund. Such services may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund, the Adviser may reasonably request.

The Fund and the Adviser have agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Distributor may, from time to time, engage in transactions with or perform services for the Adviser and its affiliates in the ordinary course of business.

Legal Matters

Neither the Fund, EGA nor the Distributor is a party to any material pending legal proceeding, nor is any of them subject to any proceeding instituted, or any proceeding known to be contemplated, by a governmental authority.

EGA Frontier Diversified Core Fund	20

Table of contents of the SAI

The SAI, a current version of which is on file with the SEC, contains more details about the Fund and is incorporated by reference into this prospectus (and therefore is legally a part of this prospectus). The table of contents of the SAI is as follows:

Obtaining Additional Information

More information may be obtained free of charge upon request. Annual and semi-annual reports to shareholders contain additional information about the Fund’s investments. The Fund’s annual report also discusses the market conditions and investment strategies that significantly affected the Fund’s performance during its last fiscal year. The Fund also files its complete schedule of portfolio holdings with the SEC for the 1st and 3rd quarters of each fiscal year on Form N-Q.

If you have questions about the Fund or your account, or you wish to obtain a free copy of the Fund’s current SAI, annual or semi-annual reports or Form N-Q, please contact us.

By Mail:	155 West 19th Street, 3rd Floor New York, NY 10011

By Telephone:	1-888-800-4347
On the Internet:	You can send us a request by e-mail or download prospectuses, SAIs, annual or semi-annual reports via our website: www.emergingglobaladvisors.com

EGA Frontier Diversified Core Fund	21

You can also review and obtain copies of the Fund’s SAI, annual or semi-annual reports, Forms N-Q and other information at the SEC’s Public Reference Room in Washington, DC; on the EDGAR database on the SEC’s website (http://www.sec.gov); or, after paying a duplicating fee, by sending a letter to the SEC’s Public Reference Section, Washington, DC 20549-1520 or by sending an electronic mail request to publicinfo@sec.gov. Please call the SEC at 1-202-551-8090 for information about the Public Reference Room.

File No. 811-22782

EGA Frontier Diversified Core Fund	22

EGA Frontier Diversified Core Fund

Statement of Additional Information

July 29, 2014

EGA Frontier Diversified Core Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company that operates as an interval fund. Emerging Global Advisors, LLC (the “Adviser” or “EGA”) serves as the investment adviser to the Fund.

This Statement of Additional Information (“SAI”) is not a prospectus and should be read only in conjunction with the Fund’s current Prospectus, dated July 29, 2014. Portions of the Fund’s financial statements will be incorporated by reference to the Fund’s most recent Annual Report to shareholders. A copy of the Prospectus or Annual Report may be obtained by calling the Fund directly at 1-888-800-4347. The Prospectus contains more complete information about the Fund. You should read it carefully before investing.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Not FDIC Insured. May lose value. No bank guarantee.

1

2

GENERAL INFORMATION ABOUT THE FUND

EGA Frontier Diversified Core Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a closed-end, diversified management investment company that operates as an interval fund under Rule 23c-3 of the Investment Company Act of 1940, as amended (the “1940 Act”).

This SAI and the Fund’s Prospectus to which it relates describe the offering of shares of beneficial interest of the Fund (“Shares”). Shares will, upon issuance in accordance with the Prospectus and SAI, be fully paid and non-assessable and holders of the Shares (“Shareholders”) will have no preemptive or other rights to subscribe to any additional Shares or other securities. The Shares will be offered at net asset value (“NAV”). Shareholders will not have the right to require the Fund to redeem any Shares. Shareholders will be bound by the terms and conditions of the Amended and Restated Agreement and Declaration of Trust of the Fund (the “Declaration of Trust”).

The Fund’s investment objective is to seek long-term capital appreciation. The Fund seeks to achieve its investment objective by investing in exchange-listed frontier markets securities. The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in frontier markets securities. Countries are deemed to be frontier markets countries by the FTSE Country Classification System if they are not yet sufficiently economically evolved to be categorized as “emerging” markets. Frontier markets securities are securities of companies from countries that have been classified as frontier markets by the FTSE Country Classification System.

The Fund will invest primarily in equity securities. Equity securities include common and preferred stocks, securities of large, small- and mid-capitalization companies, exchange-traded index funds (“Index ETFs”), convertible securities, rights and warrants to purchase common stock and depositary receipts. Common stocks are securities that represent shares of ownership in a corporation. Stockholders may participate in a corporation’s profits through its distribution of dividends to stockholders, proportionate to the number of shares they own. Preferred stocks have the right to receive specified dividends or distributions before the payment of dividends or distributions on common stock. Small- and mid-capitalization companies are those which have a market capitalization at the time of purchase of up to $2 billion and from $2 billion up to $10 billion, respectively. An Index ETF seeks to achieve its investment objective by attempting to replicate the portfolio of a particular index through investments in the index’s underlying component securities. Convertible securities entitle the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible securities mature or are redeemed, converted or exchanged into shares of common stock. Rights and warrants entitle the holder to purchase the securities of a company (usually, its common stock) at a specified price within a specified time period. Depositary receipts are issued by a U.S. or foreign bank and represent the bank’s holdings of a stated number of shares of a foreign corporation.

The Fund invests, under normal circumstances, in exchange-listed frontier markets securities. These securities may be less liquid than securities of companies in more developed markets. Because of the relative illiquidity of the Fund’s investments, the Fund believes it will not be fully invested until three months after the commencement of operations. During the period, the Fund may invest a significant portion of its assets in cash or cash equivalents and, to the extent so invested, may not be able to achieve its investment objective.

The Fund pays transaction costs, such as commissions, when it buys and sells securities or other instruments. A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account.

The Fund operates as an “interval fund,” which means that the Fund, subject to applicable law, will offer to repurchase a portion of its outstanding Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers every three months. Currently, for each repurchase offer, the Fund currently expects that it will offer to repurchase 25% of its outstanding Shares, as approved by the Fund’s Board of Trustees (the “Board”) for that particular repurchase offer. The Fund may lower the size of these repurchase offerings down to 5% of the Fund’s outstanding Shares, in the sole discretion of the Board, but it is not expected that the Board will do so. It is possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. If Shareholders tender more than the repurchase offer amount for a given repurchase offer, the Fund may repurchase an additional amount of Shares not exceeding 2% of the Shares

3

outstanding on the repurchase request deadline, but in no event will the Fund repurchase more than 25% of the total number of the Shares outstanding during any quarterly repurchase offer. If Shareholders tender more Shares than the Fund decides to repurchase, the Fund will repurchase the Shares on a pro rata basis, rounded down to the nearest full Share. The Fund may, however, accept all Shares tendered by Shareholders who own less than one hundred Shares and who tender all their Shares, before accepting on a pro rata basis Shares tendered by other Shareholders.

Investment in the Fund involves special risks. The Fund does not intend to list its Shares for trading on any national securities exchange or arrange for its quotation on any over-the-counter market. Because no secondary market currently exists for Shares and is not likely to develop, Shares are not readily marketable and the Fund has adopted a fundamental policy to offer each quarter to repurchase a portion of the Shares outstanding. Under certain limited circumstances, the Fund may suspend or postpone a quarterly repurchase offer for the repurchase of Shares from the Fund’s Shareholders. The Fund must meet certain regulatory requirements and must give notice to Shareholders, in that event, Shareholders will likely be unable to sell their Shares until the suspension or postponement ends. There is no assurance that a Shareholder tendering Shares for repurchase in connection with a repurchase offer made by the Fund will have all of those Shares repurchased in that repurchase offer.

The Fund is designed primarily for investors with long-term investment horizons. Except as noted above, Shareholders will not be able to liquidate their investment in the Fund. Therefore, you should not invest in the Fund if you need a liquid investment. In addition, the Fund imposes a 2% early tender fee on any shares liquidated within 12 months after purchase, on a first in, first out basis. Investors that purchase Shares of the Fund will be bound by the terms and conditions of the Declaration of Trust, including limits on transferability of the Shares.

INVESTMENT STRATEGIES

In addition to the fundamental investment restrictions described below under “Investment Restrictions,” and the principal investment policies described in the Fund’s Prospectus, the Fund uses the following investment strategies, which are considered non-fundamental and may be changed by the Board without Shareholder approval. Except with respect to borrowing, and unless otherwise indicated, all percentage limitations relating to the composition of the Fund’s portfolio identified in the Fund’s Prospectus or this SAI apply to the Fund only at the time of investment. Accordingly, if a percentage limitation is adhered to at the time of investment, the Fund will be deemed to remain in compliance with the percentage limitation notwithstanding a later increase or decrease in the percentage that results from a relative change in values or from a change in the Fund’s total assets, although the percentage limitation will continue to apply to subsequent transactions relating to the composition of the Fund’s portfolio.

Equity Securities

The market price of securities owned by the Fund may go up or down, sometimes rapidly or unpredictably. Securities may decline in value due to factors affecting securities markets generally or particular industries represented in the securities markets. The value of a security may decline due to general market conditions not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates, or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. The value of a security may also decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or services. Equity securities generally have greater price volatility than fixed income securities, and the Fund is particularly sensitive to these market risks.

Depositary Receipts

The Fund may invest in American Depositary Receipts (“ADRs”). For many foreign securities, U.S. dollar denominated ADRs, which are traded in the United States on exchanges or over-the-counter, are issued by domestic banks. ADRs represent the right to receive securities of foreign issuers deposited in a domestic bank or a correspondent bank. ADRs do not eliminate all the risk inherent in investing in the securities of foreign issuers, including currency risk. However, by investing in ADRs rather than directly in foreign issuers’ stock, the Fund can avoid short-term currency risks during the settlement period for either purchases or sales.

In general, there is a large, liquid market in the United States for many ADRs. The information available for ADRs is subject to the accounting, auditing and financial reporting standards of the domestic market or exchange on which

4

they are traded, which standards are more uniform and more exacting than those to which many foreign issuers may be subject.

The Fund may also invest in Global Depositary Receipts (“GDRs”). GDRs are receipts for shares in a foreign-based corporation traded in capital markets around the world. While ADRs permit foreign corporations to offer shares to American citizens, GDRs allow companies in Europe, Asia, the United States and Latin American to offer shares in many markets around the world.

Foreign Securities Risk

The Fund will invest primarily in foreign securities of frontier markets companies. Investing in foreign securities typically involves more risks than investing in U.S. securities. These risks can increase the potential for losses in the Fund and affect its NAV.

Securities of foreign companies are often issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar, as well as between currencies of countries other than the United States. For example, if the value of the U.S. dollar goes up compared to a foreign currency, an investment traded in that foreign currency will go down in value because it will be worth fewer U.S. dollars. Restrictions on currency trading that may be imposed by frontier markets countries will have an adverse effect on the value of the securities of companies that trade or operate in such countries.

There may be less government supervision and regulation of foreign stock exchanges, currency markets, trading systems and brokers than in the U.S. Foreign companies may not be subject to the same disclosure, accounting, auditing and financial reporting standards and practices as U.S. companies. Thus, there may be less information publicly available about foreign companies than about most U.S. companies.

Certain foreign securities may be less liquid (harder to sell) and more volatile than many U.S. securities. This means the Fund may at times be unable to sell foreign securities at favorable prices. A previously established liquid foreign securities market may become less liquid or illiquid (temporarily or for longer periods of time) due to economic or political conditions. Brokerage commissions and other fees generally are higher for foreign securities. The procedures and rules governing foreign transactions and custody (i.e., holding of the Fund’s assets), or the mechanics of corporate actions, also may involve incomplete information, or delays in information, payment, delivery or recovery of money or investments.

Frontier Markets Securities Risk

Investments in frontier markets countries are a subset of developing markets countries. Frontier markets countries generally have smaller economies or less developed capital markets than traditional developing markets and, as a result, the risks of investing in developing markets countries are magnified in frontier markets countries.

The Fund’s investments in frontier markets may be subject to a greater risk of loss than investments in more developed markets. Frontier markets may be more likely to experience inflation risk, political turmoil and rapid changes in economic conditions than more developed markets. Frontier markets often have less uniformity in accounting and reporting requirements, unreliable securities valuation and greater risk associated with custody of securities.

In addition to the heightened risk level for foreign securities discussed above, investments in companies domiciled in frontier markets countries may be subject to other significant risks, including:

•	Frontier markets countries may be less stable and more volatile than the U.S., giving rise to greater political, economic and social risks, including: rapid and adverse diplomatic and political developments; social instability; or internal, external and regional conflicts, terrorism and war.

•	Certain national policies, which may restrict the Fund’s investment opportunities, including: restrictions on investment in some or all issuers or industries in an frontier markets country; or capital and currency controls.

•	The small current size of the markets for frontier markets securities and the currently low volume of trading, which could result in a lack of liquidity and greater price volatility.

5

•	Foreign taxation.

•	The absence of developed legal structures governing private or foreign investment, including: lack of legal structures allowing for judicial redress or other legal remedies for injury to private property, breach of contract or other investment-related damages; or inability to vote proxies or exercise shareholder rights.

•	The absence, until recently in many developing countries, of a capital market structure or market-oriented economy including significant delays in settling portfolio transactions and risks associated with share registration and custody.

•	The possibility that recent favorable economic developments in some frontier markets countries may be slowed or reversed by unanticipated political or social events in those countries.

•	The pervasiveness of corruption and crime.

Repurchase Offer Risk

Selling portfolio securities to raise cash to repurchase its Shares in a Repurchase Offer will increase the Fund’s transaction expenses, which could adversely affect the NAV of the Shares. The sale of such portfolio securities may also generate capital gains, which may be taxable to Shareholders. To the extent the Fund maintains large cash positions to pay for tenders, the Fund may not be fully invested, which could impair its ability to meet its investment objective. Shareholders may not be able to liquidate all Shares they have tendered during a Repurchase Offer if the total amount of Shares tendered by shareholders exceeds the Repurchase Offer amount.

Small and Mid-Cap Companies

The Fund may invest in securities of small- and mid-capitalization companies. To the extent that the Fund invests in these securities, it will be subject to certain risks associated with increased volatility in the price of small- and mid-capitalization companies. Increased volatility may result from increased cash flows to the Fund and other funds in the market that continuously or systematically buy large holdings of small- and mid-capitalization companies, which can drive prices up and down more dramatically. In addition, small- and mid-capitalization companies may have greater volatility in price than the stocks of large companies due to limited product lines or resources or a dependency upon a particular market niche.

Index ETFs

The Fund may invest in Index ETFs. An Index ETF may experience many of the same risks associated with individual securities and is subject to market risk where the market as a whole, or a specific sector or region in which the Index ETF invests, may decline. To the extent the Fund invests in an Index ETF, in addition to directly bearing the expenses associated with its own operations, it will indirectly bear a pro rata portion of the Index ETF’s expenses (including operating cost and management fees), which are reflected in the Index ETF’s net asset value. Generally, if an Index ETF’s assets decline, its fixed expenses are expected to increase proportionately, which could cause the Index ETF’s net asset value and market prices to decline. Consequently, an investment in the Fund entails more indirect expenses than a direct investment in an Index ETF. The Fund may in the future enter into participation agreements with Index ETFs that would allow it to invest in Index ETFs beyond the limits imposed by the 1940 Act, and to purchase shares directly from Index ETFs rather than on the secondary market. The Fund does not anticipate investing more than one basis point of the Fund’s annual average net assets in the Fund’s initial year of operations.

Cash and Short-Term Investments

The Fund may invest a portion of its assets, for cash management purposes, in liquid, high-quality short-term debt securities (including repurchase agreements) of corporations, the U.S. government and its agencies and instrumentalities, and banks and finance companies. To the extent the Fund is invested in these debt securities, it may be subject to the risk that if interest rates rise, the value of the debt securities in which the Fund has invested may decline. The Fund may invest a portion of its assets in Shares issued by money market mutual funds for cash management purposes.

6

Use of Leverage

The Fund may utilize financial leverage in the form of borrowings (i) to provide the Fund with additional liquidity to meet its obligations to repurchase its Shares pursuant to its repurchase offers and (ii) for investment purposes (i.e., to use such financial leverage to purchase additional portfolio securities consistent with the Fund’s investment objective and primary investment strategy) to benefit the Shares. Generally speaking, if the Fund can invest the proceeds from financial leverage (i.e., money from borrowings or issuing preferred shares) in portfolio securities that have higher rates of return than the costs of such financial leverage and other expenses of the Fund, then the holders of the Shares would have a net benefit. The Fund’s policy on financial leverage allows the Fund to use financial leverage in the form of borrowings and/or preferred shares to the maximum extent allowable under the 1940 Act. The Adviser and the Board will regularly review the Fund’s use of financial leverage (i.e., the relative costs and benefits of leverage on the Shares) and review the alternative means to leverage (i.e., the relative benefits and costs of borrowing versus issuing preferred shares). The Fund does not anticipate utilizing financial leverage in the form of borrowings and/or the issuance of preferred shares during its initial year of operations, but reserves the right to do so thereafter.

Investment Company Securities

Securities of other investment companies, including closed-end funds, offshore funds and Index ETFs, may be acquired by the Fund to the extent that such purchases are consistent with the Fund’s investment objective and restrictions and are permitted under the 1940 Act. The 1940 Act requires that, as determined immediately after a purchase is made, (i) not more than 5% of the value of the Fund’s total assets will be invested in the securities of any one investment company, (ii) not more than 10% of the value of the Fund’s total assets will be invested in securities of investment companies as a group and (iii) not more than 3% of the outstanding voting stock of any one investment company will be owned by the Fund. Certain exceptions to these limitations may apply, and the Fund may also rely on any future applicable SEC rules or orders that provide exceptions to these limitations.

Futures and Other Derivatives

The Fund can invest in derivatives, including futures contracts, swap agreements, and options. The instruments may be utilized for investment or hedging purposes.

Swap agreements are contracts between two parties to which one party agrees with the other party to exchange the returns (or differentials in returns) earned or realized on a particular asset such as a commodity, calculated with respect to a “notional amount.” The payment streams are calculated by reference to an agreed upon notional amount. Commodity total return swaps are two party contracts in which the parties agree to exchange the return or interest rate on one instrument for the return of a particular commodity, commodity index or commodities futures or options contract. To the limited extent that the Fund invests in swaps, the Fund currently expects that such investments will be limited to currency swaps.

A futures contract is a standardized agreement between two parties to buy or sell a specific quantity of an underlying instrument or commodity at a specific price at a specific future time. The value of a futures contract tends to increase and decrease in tandem with the value of the underlying instrument or commodity. Futures contracts are bilateral agreements, with both the purchaser and the seller equally obligated to complete the transaction. Depending on the terms of the particular contract, futures contracts are settled through either physical delivery of the underlying instrument or commodity on the settlement date or by payment of a cash settlement amount on the settlement date.

An option is a contract that gives the purchaser of the option, in return for the premium paid, the right to buy from (in the case of a call) or sell to (in the case of a put) the writer of the option at the exercise price during the term of the option (for American-style options or on a specified date for European-style options), the security, currency or other instrument underlying the option (or in the case of an index option the cash value of the index). The Fund may engage in certain strategies involving options to attempt to manage the risk of its investments or, in certain circumstances, for investment (e.g., as a substitute for investing in securities). Option transactions present the possibility of large amounts of exposure (or leverage), which may result in the Fund’s net asset value being more sensitive to changes in the value of the option.

The Adviser has claimed an exclusion from the definition of the term “commodity pool operator” (CPO) under the Commodity Exchange Act (CEA) and, therefore, is not subject to registration or regulation as a CPO under the

7

CEA. The terms of the CPO exclusion requires the Fund, among other things, to limit its investments in futures, commodity options, or swaps (used for purposes other than bona fide hedging). The Fund is not intended as a vehicle for trading in the futures, commodity options, or swaps markets. The Commodity Futures Trading Commission has neither reviewed nor approved reliance on these exclusions, or the Fund, its investment strategies, or this SAI.

Segregated Assets

When engaging in (or writing) options, futures or other derivative transactions, the Fund will generally cause its custodian to earmark on the custodian’s books cash, U.S. government securities or other liquid portfolio securities in an amount sufficient to cover the Fund’s obligations under such instruments (if any), which shall be unencumbered and marked-to-market daily. (Any such assets and securities designated by the custodian on its records are referred to in this SAI as “Segregated Assets.”) Such Segregated Assets shall be maintained in accordance with pertinent positions of the SEC.

SPECIAL CONSIDERATIONS

Name Policy

The Fund has adopted a non-fundamental investment policy obligating it to invest, under normal market conditions, at least 80% of its assets in frontier markets securities. Frontier markets securities are securities of companies from countries that have been deemed to be frontier markets by the FTSE Country Classification System. As of June 30, 2014, the FTSE Country Classification System considered the following countries to be frontier markets: Argentina, Bahrain, Bangladesh, Botswana, Bulgaria, Côte d’Ivoire, Croatia, Cyprus, Estonia, Ghana, Jordan, Kenya, Lithuania, Macedonia, Malta, Mauritius, Nigeria, Oman, Qatar, Romania, Serbia, Slovakia, Slovenia, Sri Lanka, Tunisia, and Vietnam. This list may change from time to time at FTSE’s discretion. For purposes of this investment policy, “assets” include the Fund’s net assets, plus the amount of any borrowings for investment purposes. The Fund will provide investors with at least 60 days’ notice prior to changes in this policy.

Fundamental Policies Relating to Periodic Repurchase Offers

Pursuant to Rule 23c-3 under the 1940 Act, the Fund has adopted the following fundamental investment policies relating to periodic repurchase offers, which may not be changed without a vote of a majority of the outstanding voting securities:

(1)      The Fund will make repurchase offers at periodic intervals pursuant to Rule 23c-3 under the 1940 Act, as that Rule may be amended from time to time, and as it is interpreted by SEC or its staff, or other regulatory authorities having jurisdiction or their staffs, from time to time, and in accordance with any exemptive relief granted by the SEC or other regulatory authority having jurisdiction from time to time;

(2)     The periodic interval between repurchase request deadlines will be not more than three months;

(3)     The repurchase request deadline (as defined in Rule 23c-3) for each repurchase offer will be a date between three and six weeks after the issuance of notification of the repurchase offer (or the next business day if such date is not a business day); and

(4)     Each repurchase pricing date (as defined in Rule 23c-3) will be not later than the 14th day after the preceding repurchase request deadline (or the next business day if the 14th day is not a business day).

Exemptive Application

The Fund intends to apply to the SEC for an order providing for exemptions from Rule 23c-3 of the 1940 Act and certain other provisions to provide for, among other things, the ability of this Fund to conduct monthly tender offers. There is no guarantee that the SEC will grant such an order or, if it does, that the Fund will conduct monthly tender offers.

8

INVESTMENT RESTRICTIONS

The investment restrictions set forth below are fundamental policies and may not be changed as to the Fund without the approval of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. Except with respect to borrowing, and unless otherwise indicated, all percentage limitations listed below apply to the Fund only at the time of the transaction. Accordingly, if a percentage restriction is adhered to at the time of investment, a later increase or decrease in the percentage that results from a relative change in values or from a change in the Fund’s total assets will not be considered a violation. The Fund may not:

(1)     Borrow money, except to the extent permitted by the 1940 Act, or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(2)     Act as an underwriter, except to the extent the Fund may be deemed to be an underwriter when disposing of securities it owns or when selling its own shares.

(3)     Make loans if, as a result, more than 33⅓% of its total assets would be lent to other persons, including other investment companies to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder which may be adopted, granted or issued by the SEC. This limitation does not apply to (i) the lending of portfolio securities, (ii) the purchase of debt securities, other debt instruments, loan participations and/or engaging in direct corporate loans in accordance with its investment goals and policies, and (iii) repurchase agreements to the extent the entry into a repurchase agreement is deemed to be a loan.

(4)     Purchase or sell real estate unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing or selling securities or instruments secured by real estate or interests therein, securities or instruments representing interests in real estate or securities or instruments of issuers that invest, deal or otherwise engage in transactions in real estate or interests therein and (ii) making, purchasing or selling real estate mortgage loans.

(5)     Purchase or sell commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) engaging in transactions involving currencies and futures contracts and options thereon, or (ii) investing in securities or other instruments that are secured by commodities.

(6)     Issue senior securities, except to the extent permitted by the 1940 Act or any rules, exemptions or interpretations thereunder that may be adopted, granted or issued by the SEC.

(7)     Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).

MANAGEMENT OF THE FUND

The Fund is a Delaware statutory trust. Under Delaware law, the Board has overall responsibility for managing the business and affairs of the Fund. The Trustees appoint the officers of the Fund, who are responsible for administering the day-to-day operations of the Fund. To help facilitate the discharge of its managerial duties, the Board has established a Nominating and Governance Committee and an Audit Committee, as discussed in more detail under “Board Committees” below.

The Trustees and officers of the Fund, along with their principal occupations over the past five years and their affiliations, if any, with EGA, are listed below. Unless otherwise noted, the address of each Trustee of the Fund is 155 West 19th Street, 3rd Floor, New York, NY 10011.

9

Board Leadership Structure

The Board is composed of four Trustees, three of whom are independent (the “Independent Trustees”). The Chairman of the Board, Robert C. Holderith, is an “interested person” (as that term is defined in the 1940 Act). The Chairman presides over Board meetings and approves agendas for the Board meetings in consultation with counsel to the Fund and the Independent Trustees, and the Fund’s various other service providers. While the Chairman of the Board is an interested person, the Board is also served by a “lead” Independent Trustee (the “Lead Trustee”), Jeffrey D. Haroldson. The Lead Trustee assists in the coordination and preparation of agendas for Board meetings, acts as liaison between the Independent Trustees and the officers of the Fund, EGA and counsel to the Independent Trustees, and serves as chair of separate meetings and/or sessions of the Independent Trustees.

The Board has determined that this leadership structure is appropriate given the size, function, and nature of the Fund, as well as the Board’s oversight responsibilities. The Board believes this structure will help ensure that proper consideration is given at Board meetings to matters deemed important to the Fund and its Shareholders.

Independent Trustees

Name and Age	Position(s) Held with Fund	Term of Office(1) And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee

Robert Willens Age: 67	Trustee	Since 2013	Robert Willens, LLC (tax consulting), President, since January 2008; Lehman Brothers, Inc., Managing Director, Equity Research Department, January 2004 to January 2008.	17	Daxor Corp. (Medical Products and Biotechnology), since 2004.

Ron Safir Age: 63	Trustee	Since 2013	Retired, since 2008; UBS Wealth Management, February 1971 to December 2008, Chief Administrative Officer from 2001 through March 2007.	17	None

Jeffrey D. Haroldson Age: 57	Lead Independent Trustee	Trustee since 2013 and Lead Independent Trustee since 2014	Bridgeton Holdings LLC (real estate investment and development), Chief Operating Officer & General Counsel, since 2013; Ridgewood Capital Advisors LLC (consulting and business advisory services), President since 2012; HDG Mansur Capital Group, LLC (international real estate company), President and Chief Operating Officer, 2004 to 2011; H SBC Securities (USA), Inc., Executive Managing Director, Head of Investment and Merchant Banking, 2000 to 2003.	17	None

10

Interested Trustee

Name and Age	Position(s) Held with Fund	Term of Office(1) And Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Trustee	Other Directorships Held by Trustee

Robert C. Holderith(3) Age: 53	Trustee and President	Since 2012	Emerging Global Advisors, LLC, Managing Member and President, since September 2008; ProFund Advisors, Managing Director, Institutional Sales & Investment Analytics, June 2006 to August 2008; UBS Financial Services, Inc., Director, January 2000 to May 2006.	17	None
(1)	Each Trustee holds office for an indefinite term.
(2)	The “Fund Complex” consists of the Fund and 16 exchange-traded funds in the EGA Emerging Global Shares Trust.
(3)	Mr. Holderith is considered to be an “interested person” of the Fund as defined in the 1940 Act, due to his relationship with EGA, the Fund’s investment adviser.

Officers

The officers of the Fund not named above are:

Name and Age	Position(s) Held with Fund	Term of Office(1) And Length of Time Served	Principal Occupation(s) During Past 5 Years

Marten S. Hoekstra Emerging Global Advisors, LLC 155 West 19th Street New York, NY 10011 Age: 53	Executive Vice President	Since 2012

Chief Executive Officer, Emerging Global Advisors, LLC, since February 2011; Board of Directors, Securities Industry and Financial Markets Association, 2006 to 2011; UBS (and its predecessor, PaineWebber), 1983 to 2009 (including various executive positions starting in 2001).

Susan M. Ciccarone Emerging Global Advisors, LLC 155 West 19th Street New York, NY 10011 Age: 41	Treasurer; Principal Financial Officer and Assistant Secretary	Since 2012	Chief Financial Officer, Emerging Global Advisors, LLC, since August 2012; Managing Director, Goldman Sachs & Co. 2009 to 2012; UBS Investment Bank, 2002 to 2009.

Melanie H. Zimdars ALPS Fund Services, Inc. 1290 Broadway Suite 1100 Denver, CO 80203 Age: 37	Chief Compliance Officer	Since 2013	ALPS Fund Services, Inc., Deputy Chief Compliance Officer, since September 2009; ALPS ETF Trust, Chief Compliance Officer, since December 2009; EGA Emerging Global Shares Trust, Chief Compliance Officer, since March 2010; EGA Frontier Diversified Core Fund, Chief Compliance Officer, since November 2013; ALPS Variable Investment Trust, Chief Compliance Officer, since September 2009; BPV Family of Funds, Chief Compliance Officer, since September 2011; Liberty All-Star Growth Fund, Inc., Chief Compliance Officer, since December 2009; Broadview Opportunity Fund, Chief Compliance Officer, since November 2013; Reality Shares ETF Trust, Chief Compliance Officer, since January 2014; Liberty All-Star Equity Fund, Chief Compliance Officer, since December 2009; Wasatch Funds, Principal Financial Officer, Treasurer and Secretary, February 2007 to December 2008; Wasatch Funds, Assistant Treasurer, November 2006 to February 2007; Wasatch Funds, Senior Compliance Officer, 2005 to December 2008.
(1)	Officers of the Fund are appointed by the Trustees and serve at the pleasure of the Board.

11

Share Ownership

As of December 31, 2013, the Independent Trustees did not own any securities issued by the Adviser, the Distributor, or any company controlling, controlled by, or under common control with the Adviser or the Distributor. Information relating to each Trustee’s ownership (including the ownership of his or her immediate family) in the Fund and in all registered investment companies in the EGA Fund Complex as of December 31, 2013 is set forth in the chart below.

Name	Dollar Range of Fund Shares Owned	Aggregate Dollar Range of Shares Owned in All Funds Overseen by Trustee in Family of Investment Companies
Independent Trustees:
Robert Willens	None	$10,001 - $50,000
Ron Safir	None	None
Jeffrey D. Haroldson	None	None

Interested Trustee:
Robert C. Holderith	None	$1 - $10,000

Trustees’ Compensation

The following table sets forth certain information with respect to the compensation of each Trustee for the fiscal year ended March 31, 2014:

Name	Annual Aggregate Compensation From the Fund	Pension or Retirement Benefits Accrued As Part of Fund Expenses	Total Compensation From the Fund and Fund Complex Paid to Trustees
Independent Trustees:
Robert Willens	$1,251	$0	$46,250
Ron Safir	$1,077	$0	$40,000
Jeffrey D. Haroldson	$1,146	$0	$42,500

Interested Trustee:
Robert C. Holderith	$0	$0	$0

No officer of the Fund who is also an officer or employee of EGA receives any compensation from the Fund for services to the Fund. The Fund pays each Trustee who is not affiliated with EGA an annual retainer of $40,000 plus $2,500 for each regularly scheduled in-person meeting attended ($1,250 for participation telephonically) and $1,000 for each in-person special meeting attended ($500 for participation telephonically). The Fund pays each of the Lead Trustee and the Audit Committee Chair an additional annual retainer of $10,000. The Fund also reimburses each Trustee and officer for out-of-pocket expenses incurred in connection with travel to and attendance at Board meetings.

Trustee Qualifications

Information on the Fund’s officers and Trustees appears above. Such information includes business activities of the Trustees during the past five years and beyond. In addition to personal qualities – such as integrity, trustworthiness, and responsibility – the role of an effective Trustee also requires the ability to comprehend, discuss and critically analyze materials and issues presented in exercising judgments and reaching informed conclusions relevant to their duties and fiduciary obligations.

In particular, each Trustee has significant experience in the financial industry. Prior to founding EGA, Mr. Holderith held a senior management position with a prominent ETF advisory firm. Mr. Haroldson was, until

12

recently, President and COO of a global real estate fund management firm, COO and General Counsel of a real estate investment firm, and President of a venture capital and private equity firm, and previously an Executive in the Corporate Investment Banking and Markets Division of HSBC. Mr. Safir was, until recently, the Chief Administrative Officer of UBS Wealth Management. Mr. Willens currently runs his own tax consulting firm and was previously Managing Director of Equity Research at a major investment banking firm. The Board therefore believes that the specific background of each Trustee, combined with their abilities and personal qualities, evidences these abilities and is appropriate to their service on the Board of Trustees. The Board will regularly re-assess its qualifications in their annual self-assessment.

Board Committees

Audit Committee. The Audit Committee is composed of all of the Independent Trustees. Robert Willens is the Chairman of the Audit Committee. The Audit Committee has the responsibility, among other things, to: (i) select, oversee and set the compensation of the Fund’s independent registered public accounting firm; (ii) oversee the Fund’s accounting and financial reporting policies and practices, its internal controls and, as appropriate, the internal controls of certain service providers; (iii) oversee the quality and objectivity of the Fund’s financial statements and the independent audit(s) thereof; and (iv) act as a liaison between the Fund’s independent registered public accounting firm and the full Board. There was one Audit Committee meeting during the period November 1, 2013 (commencement of operations) through March 31, 2014.

Nominating and Governance Committee. The Nominating and Governance Committee is composed of all of the Independent Trustees. Ron Safir is the Chairman of the Nominating and Governance Committee. The Nominating and Governance Committee has the responsibility, among other things, to: (i) make recommendations and consider Shareholder recommendations for nominations for Board members; (ii) periodically review Independent Trustee compensation (iii) monitor the process to assess Board effectiveness; and (iv) develop and implement the Fund’s governance policies. There were no Nominating and Governance Committee meetings held during the period November 1, 2013 (commencement of operations) through March 31, 2014.

While the Nominating and Governance Committee is solely responsible for the selection and nomination of Trustee candidates, the Nominating and Governance Committee may consider nominees recommended by Shareholders. The Nominating and Governance Committee will consider recommendations for nominees from Shareholders sent to the Secretary of the Fund, c/o Emerging Global Advisors, LLC, 155 West 19th Street, 3rd Floor, New York, NY 10011. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the individual’s qualifications. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the Shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. Because the Fund does not hold annual shareholder meetings, there is no guarantee that a nominee will be submitted for election in a particular year. Nominations will only be maintained by the Fund for a period from one year of receipt and will be considered by the Nominating and Governance Committee for any shareholder meetings held during that year for the election of Trustees.

Oversight of Risk

The Board regularly supervises the risk management and oversight of the Fund as part of its general oversight responsibilities throughout the year at regular Board meetings and through regular reports from the Fund’s service providers. These reports address certain investment, valuation and compliance matters. The Board also may receive special written reports or presentations on a variety of risk issues.

The Board considers risk as part of its regular review of the activities of the Adviser with respect to the Fund, including risks related to the duties and responsibilities of the day-to-day portfolio managers and their compensation, as well as risks related to the technology and other facilities used to manage the Fund. The Board receives regular written reports describing and analyzing the investment performance of the Fund. In addition, the portfolio managers of the Fund meets regularly with the Board to discuss portfolio performance.

The Board receives regular compliance reports from the Fund’s Chief Compliance Officer (“CCO”), and meets regularly with the CCO to discuss compliance issues, including the alleviation of compliance-related risks. The Independent Trustees meet at least quarterly in executive session with the CCO and, as required under SEC rules,

13

the CCO prepares and presents an annual written compliance report to the Board. The Board adopts compliance policies and procedures for the Fund and approves such procedures for the Fund’s service providers. The compliance policies and procedures are specifically designed to detect and prevent violations of the federal securities laws.

EGA provides the Board with regular written reports that monitor fair valued securities, if any, the reasons for the fair valuation and the methodology used to arrive at the fair value. These reports also include information concerning illiquid securities, if any, within the Fund’s portfolio.

In addition, the Audit Committee, which is composed of the Independent Trustees, monitors, among other things, the Fund’s internal controls, accounting and financial reporting policies. In addition, the Fund’s Audit Committee reviews valuation procedures and pricing results with the Fund’s auditors in connection with the Audit Committee’s review of the results of the audit of the Fund’s year-end financial statements .

Notwithstanding these oversight efforts, the Board recognizes that not all risks are capable of identification, control, and/or mitigation.

Control Persons and Principal Holders of Securities

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of the Fund is presumed to control that Fund under the provisions of the 1940 Act. A controlling person may possess the ability to control the outcome of matters submitted for Shareholder vote of that Fund. As of the date of this SAI, the Trustees and officers of the Fund owned in the aggregate less than 1% of the Shares of the Fund.

As of June 30, 2014, the following table sets forth the name, address and percentage of ownership of each person who is known by the Fund to own of record 5% or more of the Fund’s outstanding Shares, as set forth below. The Fund has no knowledge of whether such Shares were also owned beneficially.

Name and Address	Percent Owned
EGA Frontier Diversified Core Fund
The Bank of New York Mellon FBO: R. Stevens and J. Stevens Jt Ten 301 Bellevue Parkway Wilmington, DE 19809	91%
Emerging Global Advisors, LLC 155 West 19th Street New York, NY 10011	9%

INVESTMENT ADVISORY, PRINCIPAL UNDERWRITING
AND OTHER SERVICE ARRANGEMENTS

Investment Adviser

EGA, a Delaware limited liability company located at 155 West 19th Street, New York, NY 10011, is the investment adviser to the Fund. Marten S. Hoekstra is the Chief Executive Officer of EGA. Robert C. Holderith is the President of EGA. EGA is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

The Adviser provides investment advisory services to the Fund pursuant to an Investment Advisory Agreement dated August 15, 2013, between the Fund and the Adviser (the “Advisory Agreement”). Pursuant to the Advisory Agreement, the Adviser has overall responsibility for the management and investment of the Fund’s securities portfolio. For the investment advisory services provided to the Fund, EGA is entitled to receive an annual fee equal to 1.50% of the Fund’s average daily net assets.

The Adviser has contractually agreed, through at least July 31, 2015, to waive all or a portion of its management fee in order to prevent the Fund’s Total Annual Expenses After Fee Waiver and/or Expense Reimbursement from exceeding 1.75% of the Fund’s average daily net assets. For the period November 1, 2013 (commencement of operations) through March 31, 2014, the Fund paid EGA $524 in advisory fees.

Portfolio Manager

Compensation of the Portfolio Manager and Other Accounts Managed.

14

For his services as President of EGA and portfolio manager of the Fund, Robert C. Holderith receives an annual salary from EGA and an annual bonus from time to time based on individual performance and the overall annual profitability of EGA. For his services as portfolio manager of the Fund, Habib Moudachirou receives an annual salary from EGA and an annual bonus from time to time based on individual performance and the overall annual profitability of EGA. As of the date of this SAI, Messrs. Holderith and Moudachirou managed 13 other funds that are series of EGA Emerging Global Shares Trust, which had, as of June 30, 2014, $1.79 billion in total assets under management. None of the funds that are series of EGA Emerging Global Shares Trust are subject to a performance fee. Messrs. Holderith and Moudachirou do not manage any other accounts.

Description of Material Conflicts of Interest.

Although the funds of EGA Emerging Global Shares Trust that are managed by Messrs. Holderith and Moudachirou may have different investment strategies than the Fund, each has a portfolio objective of replicating an underlying benchmark index. In addition, although not an index fund, the Fund closely tracks its benchmark index. EGA does not believe that management of the different funds of EGA Emerging Global Shares Trust and the Fund presents a material conflict of interest for by Messrs. Holderith and Moudachirou.

Portfolio Managers’ Ownership of Shares of the Fund.

As of the date of this SAI, Messrs. Holderith and Moudachirou did not own any Shares of the Fund.

Custodian

BNY Mellon also serves as custodian for the Fund pursuant to a Custody Agreement. Under the Custody Agreement with the Fund, BNY Mellon maintains in separate accounts cash, securities and other assets of the Fund, keeps the accounts and records related to these services, and provides other services. BNY Mellon is required, upon the order of the Fund, to deliver securities held by BNY Mellon and to make payments for securities purchased by the Fund. As compensation for the foregoing services, BNY Mellon receives certain out-of-pocket costs, transaction fees and asset based fees, which are paid for by the Fund.

Transfer Agent

BNY Mellon Investment Servicing (US) Inc. serves as the Fund’s transfer agent. Pursuant to a Transfer Agency and Services Agreement with the Fund, BNY Mellon Investment Servicing (US) Inc. acts as transfer agent for the Fund’s authorized and issued Shares, and as dividend disbursing agent of the Fund. As compensation for the foregoing services, BNY Mellon Investment Servicing (US) Inc. receives certain out-of-pocket costs, transaction fees and asset based fees, which are paid for by the Fund.

Distributor

ALPS is the Distributor of the Fund’s Shares. Its principal address is 1290 Broadway, Suite 1100, Denver, CO 80203. The Distributor has entered into a Distribution Agreement with the Fund pursuant to which it distributes the Fund’s Shares. The Fund’s shares are offered for sale at NAV. The Distributor also may enter into selected dealer agreements with other financial intermediaries for the sale and distribution of the Fund’s shares.

Independent Registered Public Accounting Firm

BBD, LLP, 1835 Market Street, 26th Floor, Philadelphia, PA 19103, the Fund’s independent registered public accounting firm, examines the Fund’s financial statements and may provide other audit, tax and related services, subject to approval by the Audit Committee when applicable.

Counsel

Stradley Ronon Stevens & Young, LLP, 2005 Market Street, Suite 2600, Philadelphia, Pennsylvania 19103, serves as counsel to the Fund.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

EGA has general responsibility for placing orders on behalf of the Fund for the purchase or sale of portfolio securities. Pursuant to the Advisory Agreement, EGA is authorized to select the brokers or dealers that will execute the purchases and sales of securities for the Fund and is directed to implement the Fund’s policy of using best efforts to obtain the best available price and most favorable execution. When securities transactions are effected on a stock exchange, the Fund’s policy is to pay commissions that are considered fair and reasonable without necessarily

15

determining that the lowest possible commissions are paid in all circumstances. In seeking to determine the reasonableness of brokerage commissions paid in any transaction, EGA relies upon its experience and knowledge regarding commissions generally charged by various brokers. EGA effects transactions with those brokers and dealers that it believes provide the most favorable prices and are capable of providing efficient executions. The sale of Shares by a broker-dealer is not a factor in the selection of broker-dealers and EGA does not currently participate in soft dollar transactions with respect to the Fund.

The aggregate brokerage commissions paid by the Fund for the period November 1, 2013 (commencement of operations) through March 31, 2014 were $548.

Portfolio Holding Disclosure Policies and Procedures

The Fund has adopted a policy regarding the disclosure of information about the Fund’s portfolio holdings. The Board must approve all material amendments to this policy. The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q.

Proxy Voting Policy

The Board has delegated to EGA the responsibility to vote proxies with respect to the portfolio securities held by the Fund. EGA has adopted policies and procedures with respect to voting proxies relating to securities held in client accounts for which it has discretionary authority. Information on how EGA voted proxies on behalf of the Fund relating to portfolio securities during the most recent 12-month (or shorter, as applicable) period ended June 30 may be obtained (i) without charge, upon request, through the Fund’s website at www.emergingglobaladvisors.com; and (ii) on the SEC’s website at http://www.sec.gov or the EDGAR database on the SEC’s website. Proxy voting policies for the Fund are included as Appendix A to this SAI. Proxy voting policies for EGA are included as Appendix B to this SAI.

Codes of Ethics

Pursuant to Rule 17j-1 under the 1940 Act, the Board of Trustees has adopted a Code of Ethics for the Fund and approved Codes of Ethics adopted by the Adviser and the Distributor (collectively the “Codes”). The Codes are intended to ensure that the interests of shareholders and other clients are placed ahead of any personal interest, that no undue personal benefit is obtained from any person’s employment activities and that actual and potential conflicts of interest are avoided. The Codes apply to the personal investing activities of certain individuals employed by or associated with the Fund, the Adviser or the Distributor (“Access Persons”). Rule 17j-1 and the Codes are designed to prevent unlawful practices in connection with the purchase or sale of securities by Access Persons. Under the Codes, Access Persons are permitted to engage in personal securities transactions, but are required to report their personal securities transactions for monitoring purposes. The Codes permit personnel subject to the Codes to invest in securities subject to certain limitations, including securities that may be purchased or held by the Fund. In addition, certain Access Persons are required to obtain approval before investing in initial public offerings or private placements. The Codes are on file with the SEC, and are available to the public.

Portfolio Turnover

The portfolio turnover rate for the period November 1, 2013 (commencement of operations) through March 31, 2014 is presented in the table below for the Fund.

Fund	Period November 1, 2013 Through March 31, 2014
EGA Frontier Diversified Core Fund	1%*

* Not annualized.

16

ADDITIONAL INFORMATION CONCERNING SHARES

Description of Shares of Beneficial Interest

Each Share represents an equal proportionate interest in the assets and liabilities of the Fund and has identical voting, dividend, liquidation and other rights and preferences as the other Shares of the Fund.

The Shares are not listed for trading on any national securities exchange. The Shares have no trading market and no market is expected to develop. You should consider your investment in the Fund to be illiquid. In order to provide liquidity to Shareholders, the Fund will make quarterly offers to repurchase a portion of its outstanding Shares at net asset value as described herein. There is no guarantee that you will be able to sell your Shares at any given time. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. In addition, the Fund imposes a 2% early tender fee on any shares liquidated within 12 months after purchase, on a first in, first out basis. The Fund is not an appropriate investment for investors who desire the ability to reduce their investments to cash on a timely basis. Investment in the Fund involves significant risk and is suitable only for persons who can bear the economic risk of the loss of their investment. You should carefully consider these risks before investing in the Fund.

Under Delaware law, the Fund is not required to, and the Fund does not presently intend to, hold regular annual meetings of Shareholders. Meetings of the Shareholders of the Fund may be held from time to time to consider certain matters, including changes to the Fund’s fundamental investment policies, changes to the management agreement and the election of Trustees when required by the 1940 Act.

When matters are submitted to Shareholders for a vote, all Shares shall vote in the aggregate without differentiation between the Shares and Shareholders are entitled to one vote per Share with proportionate voting for fractional Shares. The Shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have authority, from time to time, to divide or combine the Shares into a greater or lesser number of Shares so affected. In the case of a liquidation of the Fund, each Shareholder will be entitled to a Share, based upon the Shareholder’s percentage ownership, in the distribution of assets, net of liabilities, of the Fund. No Shareholder is liable for further calls or assessment by the Fund.

TAXES

The following is a summary of certain additional tax considerations generally affecting the Fund and its Shareholders that are not described in the Prospectus. No attempt is made to present a detailed explanation of the tax treatment of the Fund or its Shareholders, and the discussion here and in the Prospectus is not intended as a substitute for careful tax planning.

This “Taxes” section is based on the Internal Revenue Code and applicable regulations in effect on the date of this SAI. Future legislative, regulatory or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the tax rules applicable to the Fund and its Shareholders. Any of these changes or court decisions may have a retroactive effect.

This is for general information only and not tax advice. All investors should consult their own tax advisers as to the federal, state, local and foreign tax provisions applicable to them.

Taxation of the Fund

Election to be Taxed as a Regulated Investment Company. The Fund has elected and intends to qualify, or, if newly organized, intends to elect and qualify, each year as a regulated investment company (sometimes referred to as a “regulated investment company,” “RIC” or “fund”) under Subchapter M of the Internal Revenue Code. If the Fund so qualifies, the Fund will not be subject to federal income tax on the portion of its investment company taxable income (that is, generally, taxable interest, dividends, net short-term capital gains, and other taxable ordinary income, net of expenses, without regard to the deduction for dividends paid) and net capital gain (that is, the excess of net long-term capital gains over net short-term capital losses) that it distributes to Shareholders.

17

In order to qualify for treatment as a regulated investment company, the Fund must satisfy the following requirements:

(i)      Distribution Requirement — the Fund must distribute an amount equal to the sum of at least 90% of its investment company taxable income and 90% of its net tax-exempt income, if any, for the tax year (including, for purposes of satisfying this distribution requirement, certain distributions made by the Fund after the close of its taxable year that are treated as made during such taxable year).

(ii)     Income Requirement — the Fund must derive at least 90% of its gross income from dividends, interest, certain payments with respect to securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including, but not limited to, gains from options, futures or forward contracts) derived from its business of investing in such stock, securities or currencies and net income derived from qualified publicly traded partnerships (“QPTPs”).

(iii)     Asset Diversification Test — the Fund must satisfy the following asset diversification test at the close of each quarter of the Fund’s tax year: (1) at least 50% of the value of the Fund’s assets must consist of cash and cash items, U.S. government securities, securities of other regulated investment companies, and securities of other issuers (as to which the Fund has not invested more than 5% of the value of the Fund’s total assets in securities of an issuer and as to which the Fund does not hold more than 10% of the outstanding voting securities of the issuer); and (2) no more than 25% of the value of the Fund’s total assets may be invested in the securities of any one issuer (other than U.S. government securities or securities of other regulated investment companies) or of two or more issuers which the Fund controls and which are engaged in the same or similar trades or businesses, or, in the securities of one or more QPTPs.

In some circumstances, the character and timing of income realized by the Fund for purposes of the Income Requirement or the identification of the issuer for purposes of the Asset Diversification Test is uncertain under current law with respect to a particular investment, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to such type of investment may adversely affect the Fund’s ability to satisfy these requirements. See, “Tax Treatment of Portfolio Transactions” below with respect to the application of these requirements to certain types of investments. In other circumstances, the Fund may be required to sell portfolio holdings in order to meet the Income Requirement, Distribution Requirement, or Asset Diversification Test, which may have a negative impact on the Fund’s income and performance. In lieu of potential disqualification, the Fund is permitted to pay a tax for certain failures to satisfy the Asset Diversification Test or Income Requirement, which, in general, are limited to those due to reasonable cause and not willful neglect.

The Fund may use “equalization accounting” (in lieu of making some cash distributions) in determining the portion of its income and gains that has been distributed. If the Fund uses equalization accounting, it will allocate a portion of its undistributed investment company taxable income and net capital gain to tenders of Fund Shares and will correspondingly reduce the amount of such income and gains that it distributes in cash. If the IRS determines that the Fund’s allocation is improper and that the Fund has under-distributed its income and gain for any taxable year, the Fund may be liable for federal income and/or excise tax. If, as a result of such adjustment, the Fund fails to satisfy the Distribution Requirement, the Fund will not qualify that year as a regulated investment company the effect of which is described in the following paragraph.

If for any taxable year the Fund does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) would be subject to tax at regular corporate rates without any deduction for dividends paid to Shareholders, and the dividends would be taxable to the Shareholders as ordinary income (or possibly as qualified dividend income) to the extent of the Fund’s current and accumulated earnings and profits. Failure to qualify as a regulated investment company would thus have a negative impact on the Fund’s income and performance. Subject to savings provisions for certain failures to satisfy the Income Requirement or Asset Diversification Test, which, in general, are limited to those due to reasonable cause and not willful neglect, it is possible that the Fund will not qualify as a regulated investment company in any given tax year. Even if such savings provisions apply, the Fund may be subject to a monetary sanction of $50,000 or more. Moreover, the Board reserves the right not to maintain the qualification of the Fund as a regulated investment company if it determines such a course of action to be beneficial to Shareholders.

18

Portfolio Turnover. For investors that hold their Fund Shares in a taxable account, a high portfolio turnover rate may result in higher taxes. This is because a fund with a high turnover rate is likely to accelerate the recognition of capital gains and more of such gains are likely to be taxable as short-term rather than long-term capital gains in contrast to a comparable fund with a low turnover rate. Any such higher taxes would reduce the Fund’s after-tax performance. See, “Taxation of Fund Distributions - Distributions of Capital Gains” below. For non-U.S. investors, any such acceleration of the recognition of capital gains that results in more short-term and less long-term capital gains being recognized by the Fund may cause such investors to be subject to increased U.S. withholding taxes. See, “Non-U.S. Investors –Capital Gain Dividends and Short-Term Capital Gain Dividends and Interest-Related Dividends” below.

Capital Loss Carryovers. The capital losses of the Fund, if any, do not flow through to Shareholders. Rather, the Fund may use its capital losses, subject to applicable limitations, to offset its capital gains without being required to pay taxes on or distribute to Shareholders such gains that are offset by the losses. Rules similar to those that apply to capital loss carryovers of individuals are made applicable to RICs. Thus, if the Fund has a “net capital loss” (that is, capital losses in excess of capital gains), the excess (if any) of the Fund’s net short-term capital losses over its net long-term capital gains is treated as a short-term capital loss arising on the first day of the Fund’s next taxable year, and the excess (if any) of the Fund’s net long-term capital losses over its net short-term capital gains is treated as a long-term capital loss arising on the first day of the Fund’s next taxable year. Any such net capital losses of the Fund that are not used to offset capital gains may be carried forward indefinitely to reduce any future capital gains realized by the Fund in succeeding taxable years. The amount of capital losses that can be carried forward and used in any single year is subject to an annual limitation if there is a more than 50% “change in ownership” of the Fund. An ownership change generally results when Shareholders owning 5% or more of the Fund increase their aggregate holdings by more than 50% over a three-year look-back period. An ownership change could result in capital loss carryovers being used at a slower rate, thereby reducing the Fund’s ability to offset capital gains with those losses. An increase in the amount of taxable gains distributed to the Fund’s Shareholders could result from an ownership change. The Fund undertakes no obligation to avoid or prevent an ownership change, which can occur in the normal course of Shareholder purchases and repurchases or as a result of engaging in a tax-free reorganization with another fund. Moreover, because of circumstances beyond the Fund’s control, there can be no assurance that the Fund will not experience an ownership change. Additionally, if the Fund engages in a tax-free reorganization with another Fund, the effect of these and other rules not discussed herein may be to disallow or postpone the use by the Fund of its capital loss carryovers (including any current year losses and built-in losses when realized) to offset its own gains or those of the other Fund, or vice versa, thereby reducing the tax benefits Fund Shareholders would otherwise have enjoyed from use of such capital loss carryovers.

Deferral of Late Year Losses. The Fund may elect to treat part or all of any “qualified late year loss” as if it had been incurred in the succeeding taxable year in determining the Fund’s taxable income, net capital gain, net short-term capital gain, and earnings and profits. The effect of this election is to treat any such “qualified late year loss” as if it had been incurred in the succeeding taxable year in characterizing Fund distributions for any calendar year (see, “Taxation of Fund Distributions - Distributions of Capital Gains” below). A “qualified late year loss” includes:

(i)     any net capital loss, net long-term capital loss, or net short-term capital loss incurred after October 31 of the current taxable year (“post-October losses”), and

(ii)     the excess, if any, of (1) the sum of (a) specified losses incurred after October 31 of the current taxable year, and (b) other ordinary losses incurred after December 31 of the current taxable year, over (2) the sum of (a) specified gains incurred after October 31 of the current taxable year, and (b) other ordinary gains incurred after December 31 of the current taxable year.

The terms “specified losses” and “specified gains” mean ordinary losses and gains from the sale, exchange, or other disposition of property (including the termination of a position with respect to such property), foreign currency losses and gains, and losses and gains resulting from holding stock in a passive foreign investment company (“PFIC”) for which a mark-to-market election is in effect. The terms “ordinary losses” and “ordinary gains” mean other ordinary losses and gains that are not described in the preceding sentence.

Undistributed Capital Gains. The Fund may retain or distribute to Shareholders its net capital gain for each taxable year. The Fund currently intends to distribute net capital gains. If the Fund elects to retain its net capital gain, the

19

Fund will be taxed thereon (except to the extent of any available capital loss carryovers) at the highest corporate tax rate (currently 35%). If the Fund elects to retain its net capital gain, it is expected that the Fund also will elect to have Shareholders treated as if each received a distribution of its pro rata share of such gain, with the result that each Shareholder will be required to report its pro rata share of such gain on its tax return as long-term capital gain, will receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain, and will increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

Federal Excise Tax. To avoid a 4% non-deductible excise tax, the Fund must distribute by December 31 of each year an amount equal to at least: (1) 98% of its ordinary income for the calendar year, (2) 98.2% of capital gain net income (that is, the excess of the gains from sales or exchanges of capital assets over the losses from such sales or exchanges) for the one-year period ended on October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year), and (3) any prior year undistributed ordinary income and capital gain net income. The Fund may elect to defer to the following year any net ordinary loss incurred for the portion of the calendar year which is after the beginning of the Fund’s taxable year. Also, the Fund will defer any “specified gain” or “specified loss” which would be properly taken into account for the portion of the calendar year after October 31. Any net ordinary loss, specified gain, or specified loss deferred shall be treated as arising on January 1 of the following calendar year. Generally, the Fund intends to make sufficient distributions prior to the end of each calendar year to avoid any material liability for federal income and excise tax, but can give no assurances that all or a portion of such liability will be avoided. In addition, the Fund reserves the right to incur an excise tax liability if the cost to the Fund of paying a dividend to avoid an excise tax is anticipated to exceed the excise tax liability itself. Also, under certain circumstances, temporary timing or permanent differences in the realization of income and expense for book and tax purposes can result in the Fund having to pay an excise tax.

Foreign Income Tax. Investment income received by the Fund from sources within foreign countries may be subject to foreign income tax withheld at the source and the amount of tax withheld generally will be treated as an expense of the Fund. The United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of, or exemption from, tax on such income. It is impossible to determine the effective rate of foreign tax in advance since the amount of the Fund’s assets to be invested in various countries is not known. Under certain circumstances, the Fund may elect to pass-through foreign tax credits to Shareholders, although it reserves the right not to do so.

Taxation of Fund Distributions

The Fund anticipates distributing substantially all of its investment company taxable income and net capital gain for each taxable year. Distributions by the Fund will be treated in the manner described below. The Fund will send you information annually as to the federal income tax consequences of distributions made (or deemed made) during the year.

Distributions of Net Investment Income. The Fund receives ordinary income generally in the form of dividends and/or interest on its investments. The Fund may also recognize ordinary income from other sources, including, but not limited to, certain gains on foreign currency-related transactions. This income, less expenses incurred in the operation of the Fund, constitutes the Fund’s net investment income from which dividends may be paid to you. If you are a taxable investor, distributions of net investment income generally are taxable as ordinary income to the extent of the Fund’s earnings and profits. A portion of the income dividends paid to you may be qualified dividends eligible to be taxed at reduced rates. See the discussion below under the headings, “—Qualified Dividend Income for Individuals” and “—Dividends-Received Deduction for Corporations”.

Distributions of Capital Gains. The Fund may derive capital gain and loss in connection with sales or other dispositions of its portfolio securities. Distributions derived from the excess of net short-term capital gain over net long-term capital loss will be taxable to you as ordinary income. Distributions paid from the excess of net long-term capital gain over net short-term capital loss will be taxable to you as long-term capital gain, regardless of how long you have held your Shares in the Fund. Any net short-term or long-term capital gain realized by the Fund (net of any capital loss carryovers) generally will be distributed once each year and may be distributed more frequently, if necessary, in order to reduce or eliminate federal excise or income taxes on the Fund.

20

Returns of Capital. Distributions by the Fund that are not paid from earnings and profits will be treated as a return of capital to the extent of (and in reduction of) the Shareholder’s tax basis in his Shares; any excess will be treated as gain from the sale of his Shares. Thus, the portion of a distribution that constitutes a return of capital will decrease the Shareholder’s tax basis in his Fund Shares (but not below zero), and will result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Shareholder for tax purposes on the later sale of such Fund Shares. Return of capital distributions can occur for a number of reasons including, among others, the Fund over-estimates the income to be received from certain investments. The Fund does not expect to intentionally distribute returns of capital.

Qualified Dividend Income for Individuals. Ordinary income dividends reported by the Fund to Shareholders as derived from qualified dividend income will be taxed in the hands of individuals and other non-corporate Shareholders at the rates applicable to long-term capital gain. “Qualified dividend income” means dividends paid to the Fund (a) by domestic corporations, (b) by foreign corporations that are either (i) incorporated in a possession of the United States, or (ii) are eligible for benefits under certain income tax treaties with the United States that include an exchange of information program, or (c) with respect to stock of a foreign corporation that is readily tradable on an established securities market in the United States. Both the Fund and the investor must meet certain holding period requirements to qualify Fund dividends for this treatment. Specifically, the Fund must hold the stock for at least 61 days during the 121-day period beginning 60 days before the stock becomes ex-dividend. Similarly, investors must hold their Fund Shares for at least 61 days during the 121-day period beginning 60 days before the Fund distribution goes ex-dividend. Income derived from investments in derivatives, fixed-income securities, U.S. real estate investment trusts (“REITs”), PFICs, and income received “in lieu of” dividends in a securities lending transaction generally is not eligible for treatment as qualified dividend income. If the qualifying dividend income received by the Fund is equal to or greater than 95% of the Fund’s gross income (exclusive of net capital gain) in any taxable year, all of the ordinary income dividends paid by the Fund will be qualifying dividend income.

Dividends-Received Deduction for Corporations. Because the Fund invests primarily in frontier markets securities, it is anticipated that none or only a nominal amount of the Fund’s income dividends will qualify for the 70% dividends received deduction available to corporate Shareholders. The portion of dividends paid by the Fund that so qualifies will be reported by the Fund to Shareholders each year and cannot exceed the gross amount of dividends received by the Fund from domestic (U.S.) corporations. The availability of the dividends-received deduction is subject to certain holding period and debt financing restrictions that apply to both the Fund and the investor. Specifically, the amount that the Fund may report as eligible for the dividends-received deduction will be reduced or eliminated if the Shares on which the dividends earned by the Fund were debt-financed or held by the Fund for less than a minimum period of time, generally 46 days during a 91-day period beginning 45 days before the stock becomes ex-dividend. Similarly, if your Fund Shares are debt-financed or held by you for less than a 46- day period then the dividends-received deduction for Fund dividends on your Shares may also be reduced or eliminated. Even if reported as dividends eligible for the dividends-received deduction, all dividends (including any deducted portion) must be included in your alternative minimum taxable income calculation. Income derived by the Fund from investments in derivatives, fixed-income and foreign securities generally is not eligible for this treatment.

Impact of Realized but Undistributed Income and Gains, and Net Unrealized Appreciation of Portfolio Securities. At the time of your purchase of Shares, the Fund’s net asset value may reflect undistributed income, undistributed capital gains, or net unrealized appreciation of portfolio securities held by the Fund. A subsequent distribution to you of such amounts, although constituting a return of your investment, would be taxable, and would be taxed as ordinary income (some portion of which may be taxed as qualified dividend income), capital gains, or some combination of both, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. The Fund may be able to reduce the amount of such distributions from capital gains by utilizing its capital loss carryovers, if any.

Pass-Through of Foreign Tax Credits. If more than 50% of the Fund’s total assets at the end of a fiscal year is invested in foreign securities, the Fund may elect to pass through to you your pro rata share of foreign taxes paid by the Fund. If this election is made, the Fund may report more taxable income to you than it actually distributes. You will then be entitled either to deduct your share of these taxes in computing your taxable income, or to claim a foreign tax credit for these taxes against your U.S. federal income tax (subject to limitations for certain Shareholders). The Fund will provide you with the information necessary to claim this deduction or credit on your personal income tax return if it makes this election. No deduction for foreign tax may be claimed by a non-

21

corporate Shareholder who does not itemize deductions or who is subject to the alternative minimum tax. Shareholders may be unable to claim a credit for the full amount of their proportionate shares of the foreign income tax paid by the Fund due to certain limitations that may apply. The Fund reserves the right not to pass through to its Shareholders the amount of foreign income taxes paid by the Fund. Additionally, any foreign tax withheld on payments made “in lieu of” dividends or interest will not qualify for the pass-through of foreign tax credits to Shareholders. See, “Tax Treatment of Portfolio Transactions – Securities Lending” below.

U.S. Government Securities. Income earned on certain U.S. government obligations is exempt from state and local personal income taxes if earned directly by you. States also grant tax-free status to dividends paid to you from interest earned on direct obligations of the U.S. government, subject in some states to minimum investment or reporting requirements that must be met by the Fund. Income on investments by the Fund in certain other obligations, such as repurchase agreements collateralized by U.S. government obligations, commercial paper and federal agency-backed obligations (e.g., Government National Mortgage Association (“GNMA”) or Federal National Mortgage Association (“FNMA”) obligations), generally does not qualify for tax-free treatment. The rules on exclusion of this income are different for corporations.

Dividends Declared in December and Paid in January. Ordinarily, Shareholders are required to take distributions by the Fund into account in the year in which the distributions are made. However, dividends declared in October, November or December of any year and payable to Shareholders of record on a specified date in such a month will be deemed to have been received by the Shareholders (and made by the Fund) on December 31 of such calendar year if such dividends are actually paid in January of the following year. Shareholders will be advised annually as to the U.S. federal income tax consequences of distributions made (or deemed made) during the year in accordance with the guidance that has been provided by the IRS.

Medicare Tax. A 3.8% Medicare tax is imposed on net investment income earned by certain individuals, estates and trusts for taxable years beginning after December 31, 2012. “Net investment income,” for these purposes, means investment income, including ordinary dividends and capital gain distributions received from the Fund and net gains from tenders or other taxable dispositions of Fund Shares, reduced by the deductions properly allocable to such income. In the case of an individual, the tax will be imposed on the lesser of (1) the Shareholder’s net investment income or (2) the amount by which the Shareholder’s modified adjusted gross income exceeds $250,000 (if the Shareholder is married and filing jointly or a surviving spouse), $125,000 (if the Shareholder is married and filing separately) or $200,000 (in any other case). This Medicare tax, if applicable, is reported by you on, and paid with, your federal income tax return.

Repurchases of Fund Shares

In General. Repurchases of Fund Shares pursuant to a repurchase offer will be treated as a sale or exchange of the Shares if the repurchase (a) results in a complete termination of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder (generally meaning that after the repurchase the Shareholder’s percentage interest in the Fund is less than 80% of his or her percentage interest prior to the repurchase), or (c) is “not essentially equivalent to a dividend.” In determining whether any of these tests has been met a Shareholder generally needs to take into account Shares that he or she owns directly or is considered to own under certain constructive ownership rules in the Internal Revenue Code. If any of these three tests is met, a repurchase of Fund Shares will result in a taxable gain or loss equal to the difference between the amount realized and the Shareholder’s basis in the Shares repurchased. Such gain or loss will be treated as capital gain or loss if the Shares are capital assets in the Shareholder’s hands, and will be long-term capital gain or loss if the Shares are held for more than one year and short-term capital gain or loss if the Shares are held for one year or less. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income.

If none of the three tests described above is met with respect to a repurchase, then amounts received by a Shareholder will be taxable (1) as a dividend to the extent of such Shareholder’s allocable share of the Fund’s current and accumulated earnings and profits, (2) thereafter, as a non-taxable return of capital to the extent of the Shareholder’s adjusted basis, and (3) thereafter, as taxable gain. Any adjusted basis in the Shares repurchased that exceeds the amount of the non-taxable return of capital under the preceding sentence will be reassigned to the remaining Shares held by the Shareholder. Under such circumstances, it is also possible that the other Shareholders

22

may be considered to have received a deemed distribution of all or a portion of their allocable shares of the Fund’s current and accumulated earnings and profits.

Tax Basis Information. The Fund is required to report to you and the IRS annually on Form 1099-B the cost basis of Shares where the cost basis of the Shares is known by the Fund (referred to as “covered shares”) and which are disposed of after that date in a sale or exchange transaction. However, cost basis reporting is not required for certain Shareholders, including Shareholders investing in the Fund through a tax-advantaged retirement account, such as a 401(k) plan or an individual retirement account.

When required to report cost basis, the Fund will calculate it using the Fund’s default method, unless you instruct the Fund to use a different calculation method. For additional information regarding the Fund’s available cost basis reporting methods, including its default method, please contact the Fund. If you hold your Fund Shares through a broker (or other nominee), please contact that broker (nominee) with respect to reporting of cost basis and available elections for your account.

The IRS permits the use of several methods to determine the cost basis of mutual fund shares. The method used will determine which specific Shares are deemed to be sold when there are multiple purchases on different dates at differing share prices, and the entire position is not sold at one time. The Fund does not recommend any particular method of determining cost basis, and the use of other methods may result in more favorable tax consequences for some Shareholders. It is important that you consult with your tax adviser to determine which method is best for you and then notify the Fund if you intend to utilize a method other than the Fund’s default method for covered shares. If you do not notify the Fund of your elected cost basis method upon the initial purchase into your account, the default method will be applied to your covered shares.

The Fund will compute and report the cost basis of your Fund Shares sold or exchanged by taking into account all of the applicable adjustments to cost basis and holding periods as required by the Internal Revenue Code and Treasury regulations for purposes of reporting these amounts to you and the IRS. However the Fund is not required to, and in many cases the Fund does not possess the information to, take all possible basis, holding period or other adjustments into account in reporting cost basis information to you. Therefore, Shareholders should carefully review the cost basis information provided by the Fund.

Wash Sales. All or a portion of any loss that you realize on repurchase of your Fund Shares will be disallowed to the extent that you buy other Shares in the Fund within 30 days before or after your Share tender. Any loss disallowed under these rules will be added to your tax basis in the new Shares.

Tenders at a Loss Within Six Months of Purchase. Any loss incurred on repurchase of Fund Shares held for six months or less will be treated as long-term capital loss to the extent of any long-term capital gain distributed to you by the Fund on those Shares.

Reportable Transactions. Under Treasury regulations, if a Shareholder recognizes a loss with respect to the Fund’s Shares of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder (or certain greater amounts over a combination of years), the Shareholder must file with the IRS a disclosure statement on Form 8886. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.

Tax Treatment of Portfolio Securities

Set forth below is a general description of the tax treatment of certain types of securities, investment techniques and transactions that may apply to a fund and, in turn, affect the amount, character and timing of dividends and distributions payable by a fund to its shareholders. This section should be read in conjunction with the discussion above under “Investment Strategies” for a detailed description of the various types of securities and investment techniques that apply to the Fund.

In General. In general, gain or loss recognized by a fund on the sale or other disposition of portfolio investments will be a capital gain or loss. Such capital gain and loss may be long-term or short-term depending, in general, upon

23

the length of time a particular investment position is maintained and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules described below may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as long-term or short-term, and also the timing of the realization and/or character, of certain gains or losses.

Options, Futures, Forward Contracts, Swap Agreements and Hedging Transactions. In general, option premiums received by a fund are not immediately included in the income of the fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the fund transfers or otherwise terminates the option (e.g., through a closing transaction). If an option written by a fund is exercised and the fund sells or delivers the underlying stock, the fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the fund minus (b) the fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by a fund pursuant to the exercise of a put option written by it, the fund generally will subtract the premium received from its cost basis in the securities purchased. The gain or loss with respect to any termination of a fund’s obligation under an option other than through the exercise of the option and related sale or delivery of the underlying stock generally will be short-term gain or loss depending on whether the premium income received by the fund is greater or less than the amount paid by the fund (if any) in terminating the transaction. Thus, for example, if an option written by a fund expires unexercised, the fund generally will recognize short-term gain equal to the premium received.

The tax treatment of certain futures contracts entered into by a fund as well as listed non-equity options written or purchased by the fund on U.S. exchanges (including options on futures contracts, broad-based equity indices and debt securities) may be governed by Section 1256 of the Code (“Section 1256 Contracts”). Gains or losses on Section 1256 Contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, any Section 1256 Contracts held by a fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable. Section 1256 Contracts do not include any interest rate swap, currency swap, basis swap, interest rate cap, interest rate floor, commodity swap, equity swap, equity index swap, credit default swap, or similar agreement.

In addition to the special rules described above in respect of options and futures transactions, a fund’s transactions in other derivative instruments (including options, forward contracts and swap agreements) as well as its other hedging, short sale, or similar transactions, may be subject to one or more special tax rules (including the constructive sale, notional principal contract, straddle, wash sale and short sale rules). These rules may affect whether gains and losses recognized by a fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the fund, defer losses to the fund, and cause adjustments in the holding periods of the fund’s securities. These rules, therefore, could affect the amount, timing and/or character of distributions to shareholders. Moreover, because the tax rules applicable to derivative financial instruments are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether a fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a fund-level tax.

Certain of a fund’s investments in derivatives and foreign currency-denominated instruments, and the fund’s transactions in foreign currencies and hedging activities, may produce a difference between its book income and its taxable income. If a fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the fund could be required to make distributions exceeding book income to qualify as a regulated investment company. If a fund’s book income exceeds the sum of its taxable income and net tax-exempt income (if any), the distribution of any such excess will be treated as (i) a dividend to the extent of the fund’s remaining earnings and profits (including current earnings and profits arising from tax-exempt income, reduced by related deductions), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in the shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

24

Foreign Currency Transactions. A fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. This treatment could increase or decrease a fund’s ordinary income distributions to you, and may cause some or all of the fund’s previously distributed income to be classified as a return of capital. In certain cases, a fund may make an election to treat such gain or loss as capital.

PFIC Investments. A fund may invest in securities of foreign companies that may be classified under the Code as PFICs. In general, a foreign company is classified as a PFIC if at least one-half of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. When investing in PFIC securities, a fund intends to mark-to-market these securities under certain provisions of the Internal Revenue Code and recognize any unrealized gains as ordinary income at the end of the fund’s fiscal and excise tax years. Deductions for losses are allowable only to the extent of any current or previously recognized gains. These gains (reduced by allowable losses) are treated as ordinary income that a fund is required to distribute, even though it has not sold or received dividends from these securities. You should also be aware that the designation of a foreign security as a PFIC security will cause its income dividends to fall outside of the definition of qualified foreign corporation dividends. These dividends generally will not qualify for the reduced rate of taxation on qualified dividends when distributed to you by a fund. Foreign companies are not required to identify themselves as PFICs. Due to various complexities in identifying PFICs, a fund can give no assurances that it will be able to identify portfolio securities in foreign corporations that are PFICs in time for the fund to make a mark-to-market election. If a fund is unable to identify an investment as a PFIC and thus does not make a mark-to-market election, the fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the fund to its shareholders. Additional charges in the nature of interest may be imposed on a fund in respect of deferred taxes arising from such distributions or gains.

Investments in Partnerships and QPTPs. For purposes of the Income Requirement, income derived by a fund from a partnership that is not a QPTP will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the fund. While the rules are not entirely clear with respect to a fund investing in a partnership outside a master-feeder structure, for purposes of testing whether a fund satisfies the Asset Diversification Test, the fund generally is treated as owning a pro rata share of the underlying assets of a partnership. See, “Taxation of the Fund.” In contrast, different rules apply to a partnership that is a QPTP. A QPTP is a partnership (a) the interests in which are traded on an established securities market, (b) that is treated as a partnership for federal income tax purposes, and (c) that derives less than 90% of its income from sources that satisfy the Income Requirement (e.g., because it invests in commodities). All of the net income derived by a fund from an interest in a QPTP will be treated as qualifying income but the fund may not invest more than 25% of its total assets in one or more QPTPs. However, there can be no assurance that a partnership classified as a QPTP in one year will qualify as a QPTP in the next year. Any such failure to annually qualify as a QPTP might, in turn, cause a fund to fail to qualify as a regulated investment company. Although, in general, the passive loss rules of the Internal Revenue Code do not apply to RICs, such rules do apply to a fund with respect to items attributable to an interest in a QPTP. Fund investments in partnerships, including in QPTPs, may result in the fund being subject to state, local or foreign income, franchise or withholding tax liabilities.

Securities Lending. While securities are loaned out by a fund, the fund generally will receive from the borrower amounts equal to any dividends or interest paid on the borrowed securities. For federal income tax purposes, payments made “in lieu of” dividends are not considered dividend income. These distributions will neither qualify for the reduced rate of taxation for individuals on qualified dividends nor the 70% dividends received deduction for corporations. Also, any foreign tax withheld on payments made “in lieu of” dividends or interest will not qualify for the pass-through of foreign tax credits to shareholders.

Investments in Convertible Securities. Convertible debt is ordinarily treated as a “single property” consisting of a pure debt interest until conversion, after which the investment becomes an equity interest. If the security is issued at a premium (i.e., for cash in excess of the face amount payable on retirement), the creditor-holder may amortize the premium over the life of the bond. If the security is issued for cash at a price below its face amount, the creditor-holder must accrue original issue discount in income over the life of the debt. The creditor-holder’s exercise of the conversion privilege is treated as a nontaxable event. Mandatorily convertible debt (e.g., an exchange traded note or ETN issued in the form of an unsecured obligation that pays a return based on the performance of a specified market

25

index, exchange currency, or commodity) is often, but not always, treated as a contract to buy or sell the reference property rather than debt. Similarly, convertible preferred stock with a mandatory conversion feature is ordinarily, but not always, treated as equity rather than debt. Dividends received generally are qualified dividend income and eligible for the corporate dividends received deduction. In general, conversion of preferred stock for common stock of the same corporation is tax-free. Conversion of preferred stock for cash is a taxable redemption. Any redemption premium for preferred stock that is redeemable by the issuing company might be required to be amortized under original issue discount (“OID”) principles.

Investments in Securities of Uncertain Tax Character. A fund may invest in securities the U.S. federal income tax treatment of which may not be clear or may be subject to re-characterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the tax treatment expected by a fund, it could affect the timing or character of income recognized by the fund, requiring the fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to regulated investment companies under the Internal Revenue Code.

Backup Withholding

By law, the Fund may be required to withhold a portion of your taxable dividends and sales proceeds unless you:

• provide your correct social security or taxpayer identification number,

• certify that this number is correct,

• certify that you are not subject to backup withholding, and

• certify that you are a U.S. person (including a U.S. resident alien).

The Fund also must withhold if the IRS instructs it to do so. When withholding is required, the amount will be 28% of any distributions or proceeds paid. Backup withholding is not an additional tax. Any amounts withheld may be credited against the Shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS. Certain payees and payments are exempt from backup withholding and information reporting. The special U.S. tax certification requirements applicable to non-U.S. investors to avoid backup withholding are described under the “Non-U.S. Investors” heading below.

Non-U.S. Investors

Non-U.S. investors (Shareholders who, as to the United States, are nonresident alien individuals, foreign trusts or estates, foreign corporations, or foreign partnerships) may be subject to U.S. withholding and estate tax and are subject to special U.S. tax certification requirements. Non-U.S. investors should consult their tax advisers about the applicability of U.S. tax withholding and the use of the appropriate forms to certify their status.

In General. The United States imposes a flat 30% withholding tax (or a withholding tax at a lower treaty rate) on U.S. source dividends, including on income dividends paid to you by the Fund, subject to certain exemptions described below. However, notwithstanding such exemptions from U.S. withholding at the source, any dividends and distributions of income and capital gains, including the proceeds from the sale of your Fund Shares, will be subject to backup withholding at a rate of 28% if you fail to properly certify that you are not a U.S. person .

Capital Gain Dividends. In general, capital gain dividends reported by the Fund to Shareholders as paid from its net long-term capital gains, other than long-term capital gains realized on disposition of U.S. real property interests (see the discussion below), are not subject to U.S. withholding tax unless you are a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year.

Short-Term Capital Gain Dividends and Interest-Related Dividends. The prior exemptions from U.S. withholding for interest-related dividends paid by the Fund from its qualified net interest income from U.S. sources and short-term capital gain dividends have expired. With respect to taxable years of the Fund that began before Jan. 1, 2014, short-term capital gain dividends reported by the Fund to Shareholders as paid from its net short-term capital gains, other than short-term capital gains realized on disposition of U.S. real property interests (see the discussion below), were not subject to U.S. withholding tax unless you were a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the calendar year. Similarly, with respect to taxable years of the Fund that began before Jan. 1, 2014, dividends reported by the Fund to Shareholders as interest-related dividends and paid from its qualified net interest income from U.S. sources were not subject to U.S. withholding tax.

26

“Qualified interest income” included, in general, U.S. source (1) bank deposit interest, (2) short-term original discount, (3) interest (including original issue discount, market discount, or acquisition discount) on an obligation that is in registered form, unless it is earned on an obligation issued by a corporation or partnership in which the Fund is a 10-percent Shareholder or is contingent interest, and (4) any interest-related dividend from another regulated investment company. It is currently unclear whether Congress will extend these exemptions to taxable years of a fund beginning on or after Jan. 1, 2014 or what the terms of any such extension would be, including whether such extension would have retroactive effect. If the exemptions are reinstated, the Fund reserves the right to not report small amounts of short-term capital gain dividends or interest-related dividends. Additionally, the Fund’s reporting of short-term capital gain dividends or interest-related dividends may not be passed through to Shareholders by intermediaries who have assumed tax reporting responsibilities for this income in managed or omnibus accounts due to systems limitations or operational constraints.

Net Investment Income from Dividends on Stock and Foreign Source Interest Income Continue to be Subject to Withholding Tax; Foreign Tax Credits. Ordinary dividends paid by the Fund to non-U.S. investors on the income earned on portfolio investments in (i) the stock of domestic and foreign corporations and (ii) the debt of foreign issuers continue to be subject to U.S. withholding tax. Foreign Shareholders may be subject to U.S. withholding tax at a rate of 30% on the income resulting from an election to pass-through foreign tax credits to Shareholders, but may not be able to claim a credit or deduction with respect to the withholding tax for the foreign tax treated as having been paid by them.

Income Effectively Connected with a U.S. Trade or Business. If the income from the Fund is effectively connected with a U.S. trade or business carried on by a foreign Shareholder, then ordinary income dividends, capital gain dividends and any gains realized upon the sale or tender of Shares of the Fund will be subject to U.S. federal income tax at the rates applicable to U.S. citizens or domestic corporations and require the filing of a nonresident U.S. income tax return.

Investment in U.S. Real Property . The Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) makes non-U.S. persons subject to U.S. tax on disposition of a U.S. real property interest (“USRPI”) as if he or she were a U.S. person. Such gain is sometimes referred to as FIRPTA gain. The Fund may invest in equity securities of corporations that invest in USRPI, including U.S. REITs, which may trigger FIRPTA gain to the Fund’s non-U.S. Shareholders.

The Internal Revenue Code provides a look-through rule for distributions of FIRPTA gain when a RIC is classified as a qualified investment entity. A RIC will be classified as a qualified investment entity only with respect to any distribution by the RIC which is attributable directly or indirectly to a distribution to the RIC from a U.S. REIT (“FIRPTA distribution”) and if, in general, 50% or more of the RIC’s assets consist of interests in U.S. REITs and other U.S. real property holding corporations (“USRPHC”). If a RIC is a qualified investment entity and the non-U.S. Shareholder owns more than 5% of a class of Fund Shares at any time during the one-year period ending on the date of the FIRPTA distribution, the FIRPTA distribution to the non-U.S. Shareholder is treated as gain from the disposition of a USRPI, causing the distribution to be subject to U.S. withholding tax at a rate of 35% (unless reduced by future regulations), and requiring the non-US Shareholder to file a nonresident U.S. income tax return. In addition, even if the non-U.S. Shareholder does not own more than 5% of a class of Fund Shares, but the Fund is a qualified investment entity, the FIRPTA distribution will be taxable as ordinary dividends (rather than as a capital gain or short-term capital gain dividend) subject to withholding at 30% or lower treaty rate.

It is currently unclear whether Congress will extend the look-through rules previously in effect before January 1, 2014 for distributions of FIRPTA gain to other types of distributions on or after Jan. 1, 2014 from a RIC to a non-U.S. Shareholder from the RIC’s direct or indirect investment in USRPI or what the terms of any such extension would be, including whether such extension would have retroactive effect. Because the Fund expects to invest less than 50% of its assets at all times, directly or indirectly, in U.S. real property interests, the Fund expects that neither gain on the sale or tender of Fund Shares nor Fund dividends and distributions would be subject to FIRPTA reporting and tax withholding.

U.S. Estate Tax. Transfers by gift of Shares of the Fund by a foreign Shareholder who is a nonresident alien individual will not be subject to U.S. federal gift tax. An individual who, at the time of death, is a non-U.S. Shareholder will nevertheless be subject to U.S. federal estate tax with respect to Fund Shares at the graduated rates

27

applicable to U.S. citizens and residents, unless a treaty exemption applies. If a treaty exemption is available, a decedent’s estate may nonetheless need to file a U.S. estate tax return to claim the exemption in order to obtain a U.S. federal transfer certificate. The transfer certificate will identify the property (i.e., Fund Shares) as to which the U.S. federal estate tax lien has been released. In the absence of a treaty, there is a $13,000 statutory estate tax credit (equivalent to U.S. situs assets with a value of $60,000). For estates with U.S. situs assets of not more than $60,000, the Fund may accept, in lieu of a transfer certificate, an affidavit from an appropriate individual evidencing that decedent’s U.S. situs assets are below this threshold amount.

U.S. Tax Certification Rules . Special U.S. tax certification requirements may apply to non-U.S. Shareholders both to avoid U.S. backup withholding imposed at a rate of 28% and to obtain the benefits of any treaty between the U.S. and the Shareholder’s country of residence. In general, if you are a non-U.S. Shareholder, you must provide a Form W-8 BEN (or other applicable Form W-8) to establish that you are not a U.S. person, to claim that you are the beneficial owner of the income and, if applicable, to claim a reduced rate of, or exemption from, withholding as a resident of a country with which the U.S. has an income tax treaty. A Form W-8 BEN provided without a U.S. taxpayer identification number will remain in effect for a period beginning on the date signed and ending on the last day of the third succeeding calendar year unless an earlier change of circumstances makes the information on the form incorrect. Certain payees and payments are exempt from backup withholding.

The tax consequences to a non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Non-U.S. Shareholders are urged to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund, including the applicability of foreign tax.

Foreign Account Tax Compliance Act (“FATCA”). Under FATCA, the Fund will be required to withhold a 30% tax on (a) income dividends paid by the Fund after June 30, 2014, and (b) certain capital gain distributions and the proceeds arising from the sale of Fund Shares paid by the Fund after December 31, 2016, to certain foreign entities, referred to as foreign financial institutions (“FFI”) or non-financial foreign entities (“NFFE”), that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. The FATCA withholding tax generally can be avoided: (a) by an FFI, if it reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) by an NFFE, if it: (i) certifies that it has no substantial U.S. persons as owners or (ii) if it does have such owners, reporting information relating to them. The U.S. Treasury has negotiated intergovernmental agreements (“IGA”) with certain countries and is in various stages of negotiations with a number of other foreign countries with respect to one or more alternative approaches to implement FATCA; an entity in one of those countries may be required to comply with the terms of an IGA instead of U.S. Treasury regulations.

An FFI can avoid FATCA withholding if it is deemed compliant or by becoming a “participating FFI,” which requires the FFI to enter into a U.S. tax compliance agreement with the IRS under section 1471(b) of the Internal Revenue Code (“FFI agreement”) under which it agrees to verify, report and disclose certain of its U.S. accountholders and meet certain other specified requirements. The FFI will either report the specified information about the U.S. accounts to the IRS, or, to the government of the FFI’s country of residence (pursuant to the terms and conditions of applicable law and an applicable IGA entered into between the US and the FFI’s country of residence), which will, in turn, report the specified information to the IRS. An FFI that is resident in a country that has entered into an IGA with the U.S. to implement FATCA will be exempt from FATCA withholding provided that the FFI Shareholder and the applicable foreign government comply with the terms of such agreement.

An NFFE that is the beneficial owner of a payment from the Fund can avoid the FATCA withholding tax generally by certifying that it does not have any substantial U.S. owners or by providing the name, address and taxpayer identification number of each substantial U.S. owner. The NFFE will report the information to the Fund or other applicable withholding agent, which will, in turn, report the information to the IRS.

Such foreign Shareholders also may fall into certain exempt, excepted or deemed compliant categories as established by U.S. Treasury regulations, IGAs, and other guidance regarding FATCA. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity’s status under FATCA in order to avoid FATCA withholding. Non-U.S. investors should consult their own tax advisers regarding the impact of these requirements on their investment in the Fund. The requirements imposed by FATCA are

28

different from, and in addition to, the U.S. tax certification rules to avoid backup withholding described above. Shareholders are urged to consult their tax advisers regarding the application of these requirements to their own situation.

Effect of Future Legislation; Local Tax Considerations

The foregoing general discussion of U.S. federal income tax consequences is based on the Internal Revenue Code and the regulations issued thereunder as in effect on the date of this SAI. Future legislative or administrative changes, including provisions of current law that sunset and thereafter no longer apply, or court decisions may significantly change the conclusions expressed herein, and any such changes or decisions may have a retroactive effect with respect to the transactions contemplated herein. Rules of state and local taxation of ordinary income, qualified dividend income and capital gain dividends may differ from the rules for U.S. federal income taxation described above. Distributions may also be subject to additional state, local and foreign taxes depending on each Shareholder’s particular situation. Non-U.S. Shareholders may be subject to U.S. tax rules that differ significantly from those summarized above. Shareholders are urged to consult their tax advisers as to the consequences of these and other state and local tax rules affecting investment in the Fund.

DETERMINATION OF NET ASSET VALUE

The NAV per Share of the Fund is computed by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by the total number of Shares outstanding, rounded to the nearest cent. Expenses and fees including, without limitation, the management fees, are accrued daily and taken into account for purposes of determining NAV. The NAV per Share is calculated by the Fund’s Administrator and Fund Accountant and determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m., Eastern time) on each day that such exchange is open.

In computing the Fund’s NAV, the Fund’s securities holdings traded on a national securities exchange are valued based on its last sale price. Price information on listed securities is taken from the exchange where the security is primarily traded. Securities regularly traded in an over-the-counter market are valued at the latest quoted sale price in such market or, in the case of the NASDAQ, at the NASDAQ official closing price. Other portfolio securities and assets for which market quotations are not readily available are valued based on fair value as determined in good faith in accordance with procedures adopted by the Board.

DIVIDENDS AND DISTRIBUTIONS

General Policies. The Fund intends to pay dividends out of current income and capital gains and does not expect to pay returns of capital. The officers of the Fund are authorized in their discretion not to pay a dividend for the Fund if such officers determine that the cost of paying the dividend (including costs borne by the Fund for printing and mailing dividend checks) exceeds the amount of income or excise tax that is payable by the Fund as a result of not paying the dividend. Subject to the foregoing, the Fund expects to declare and pay all of its investment income, if any, to Shareholders as dividends annually. Distributions of net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis. The Fund reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve the status of the Fund as a regulated investment company under the Internal Revenue Code, or to avoid imposition of income or excise taxes on undistributed income.

Dividends and other distributions on Fund Shares are distributed on a pro rata basis to the Shareholders.

FINANCIAL STATEMENTS

BBD, LLP audits the Fund’s annual financial statements. The audited financial statements and financial highlights of the Fund for the period November 1, 2013 (commencement of operations) through March 31, 2014, as set forth in the Fund’s annual report to shareholders, including the report of BBD, LLP, are incorporated by reference into this SAI.

29

APPENDIX A

EGA FRONTIER DIVERSIFIED CORE FUND

Proxy Voting Policy and Procedures

EGA Frontier Diversified Core Fund (the “Fund”) has adopted this Proxy Voting Policy and Procedures (the “Fund Policy”), as set forth below, in recognition of the fact that proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to advance the best interests of shareholders of the Fund.

The Fund or the investment adviser, Emerging Global Advisors, LLC (“EGA”) may retain a proxy voting service (“Proxy Voting Service”) to provide assistance regarding the objective review and voting of proxies on any assets held by the Fund that invest in the securities consistent with this Policy.

Shareholders of the Fund expect the Fund to vote proxies received from issuers whose voting securities are held by the Fund. The Fund exercises its voting responsibilities as a fiduciary, with the goal of maximizing the value of the Fund and its shareholders’ investments. The Fund seeks to ensure that proxies are voted in the best interests of the Fund and Fund shareholders (except where the Fund is required by law or contract to vote proxies of an acquired fund in the same proportion as the vote of all other shareholders of the acquired fund (i.e., “echo vote”).

I.	Delegation of Proxy Voting to Investment Adviser

The EGA shall vote proxies relating to securities held by the Fund and, in that connection subject to any further policies and procedures contained herein, shall use proxy voting policies and procedures (“Proxy Policy”) adopted by EGA in conformance with Rule 206(4)-6 under the Investment Advisers Act of 1940, as amended (“Advisers Act”). The Fund may refrain from voting if doing so would be in the Fund’s and its shareholders’ best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, when exercising the vote results in the imposition of trading or other restrictions.

II.	Material Conflicts of Interest

If EGA knows that a vote presents a material conflict between the interests of: (a) shareholders of the Fund and (b) the adviser, principal underwriter, or any of their affiliated persons; and (ii) EGA does not propose to vote on the particular issue in the manner prescribed by its Proxy Policy, then EGA will follow the material conflict of interest procedures set forth in its Proxy Policy when voting such proxies.

III.	Securities Lending Program

The Fund may participate in a securities lending program through a lending agent. When the Fund’s securities are out on loan, they are transferred into the borrower’s name and are voted by the borrower, at its discretion. Thus, the Fund will not vote proxies on any loaned security.

IV.	Disclosure of Proxy Voting Policies and Procedures in the Fund’s Statement of Additional Information (“SAI”)

The Fund shall include in its SAI a summary of the Fund Policy and the Proxy Policy. In lieu of including a summary of its policy, the Fund may include the policies in full.

V.	Disclosure of Proxy Voting Policies and Procedures in Annual and Semi-Annual Shareholder Reports

The Fund shall disclose in its annual and semi-annual shareholder reports that a description of the Fund Policy and the Fund’s proxy voting record for the most recent 12 months ended June 30 are available on the Securities and Exchange Commission’s (the “SEC”) website, and without charge, upon request, by calling a specified toll-free

A-1

telephone number. The Fund will send the foregoing documents within three business days of receipt of a request, by first-class mail or other means designed to ensure equally prompt delivery.

VI.	EGA and Fund CCO Responsibilities

The Fund has delegated proxy voting authority with respect to the Fund’s portfolio securities to EGA, as set forth above. Consistent with this delegation, EGA is responsible for the following:

(1)	Implementing written policies and procedures, in compliance with Rule 206(4)-6 under the Advisers Act, reasonably designed to ensure that EGA votes portfolio securities in the best interest of shareholders of the Fund owning the portfolio securities voted.

(2)	Providing to the Fund’s Chief Compliance Officer (“CCO”) a summary of the material changes to a Proxy Policy during the period covered by the CCO’s annual compliance report to the Board, and a redlined copy of such Proxy Policy as applicable.

(3)	The CCO shall review all Proxy Policies at least annually to ensure that they are in compliance with Rule 206(4)-6 under the Advisers Act, and appear reasonably designed to ensure that EGA votes portfolio securities in the best interest of shareholders of the Fund owning the portfolio securities voted.

VII.	Review Responsibilities

The Fund or EGA may retain a Proxy Voting Service to coordinate, collect, and maintain all proxy-related information, and to prepare and file the Fund’s reports on Form N-PX with the SEC.

The adviser will review the Fund(s)’ voting records maintained by the Proxy Voting Service in accordance with the following procedures:

•	On a quarterly basis, select a sample of proxy votes from those submitted and review them against the Proxy Voting Service files for accuracy of the votes.

VIII.	Preparation and Filing of Proxy Voting Record on Form N-PX

The Fund will annually file its complete proxy voting record with the SEC on Form N-PX. The Form N-PX shall be filed for the twelve months ended June 30 no later than August 31 of that year.

The Fund Administrator will be responsible for oversight and completion of the filing of the Fund’s reports on Form N-PX with the SEC. The Proxy Voting Service will prepare the EDGAR version of Form N-PX and will submit it to the Fund Administrator for review and approval prior to filing with the SEC; the Fund Administrator in turn will submit it to EGA for review and approval prior to filing with the SEC. The Fund Administrator will file Form N-PX for each twelve-month period ended June 30 and the filing for each year will be made with the SEC on or before August 31 of that year.

IX.	Recordkeeping

Documentation of all votes for the Fund will be maintained by EGA, and/or the Proxy Voting Service.

Adopted: May 17, 2012

Amended: May 16, 2013

A-2

APPENDIX B

The Fund has delegated to EGA (the “Adviser”) the authority and responsibility for voting proxies on the portfolio securities held by the Fund.  EGA understands that proxy voting is an integral aspect of investment management. Accordingly, proxy voting must be conducted with the same degree of prudence and loyalty accorded any fiduciary or other obligation of an investment manager.

Emerging Global Advisors, LLC

PROXY VOTING POLICY

INTRODUCTION

An investment adviser generally has the authority to vote proxies relating to such securities on behalf of its clients. Pursuant to Rule 206(4)-6 under the Advisers Act, registered investment advisers that exercise voting authority over securities held in client portfolios are required to implement proxy voting policies and describe those policies to their clients. The policies and procedures must be reasonably designed to ensure that the adviser votes client securities in a manner consistent with the best interests of such client and without materialconflicts of interest.

POLICIES

Except where expressly required by Section 12(d)(1)(F) of the 1940 Act with respect to investment company clients, as described below, as a general policy, the Adviser will vote proxy proposals, consents or resolutions relating to client securities (collectively, “proxies”), in a manner that serves the best interests of the client accounts it manages. Best interest will be determined by the Adviser in its discretion, taking into account relevant factors, including, but not limited to:

•	the impact on the value of the securities;

•	the anticipated costs and benefits associated with the proposal;

•	the effect on liquidity; and

•	customary industry and business practices.

In voting proxies, the Adviser will not consider the interests that the Adviser, its management or its affiliates might have in a particular voting matter.

Investment company clients are subject to further requirements under the 1940 Act regarding the disclosure of actual proxy voting records to shareholders, and the process by which proxies are voted on shareholder’s behalf. As a general matter of policy, the Adviser will assist its investment company clients and their respective fund administration agents with respect to the fund clients’ annual Form N-PX filings.

To the extent that an investment company client invests in underlying funds pursuant to Section 12(d)(1)(F) of the 1940 Act, the Adviser will mirror or echo vote as required by Section 12(d)(1)(F). In those instances, the Adviser may not be able to vote proxies in what it believes to be its clients' best interests.

A.	Routine Matters

Routine matters are typically proposed by Management of a company and meet the following criteria: (i) they do not measurably change the structure, management, control or operation of the company; (ii) they do not measurably change the terms of, or fees or expenses associated with, an investment in the company; and (iii) they are consistent with customary industry standards and practices, as well as the laws of the state of incorporation applicable to the company .

For routine matters, the Adviser will vote in accordance with the recommendation of Management as applicable, unless, in the Adviser’s opinion, such recommendation is not in the best interests of the client.

B-1

Examples of routine matters are set forth below:

General Matters

The Adviser will generally vote for the following proposals:

•	to set time and location of annual meeting;

•	to change the fiscal year of the company; and

•	to change the name of a company.

Board Members

The Adviser will generally vote for Management proposals to elect or re-elect board members.

The Adviser will generally vote for proposals to increase fees paid to board members, unless it determines that the compensation exceeds market standards

Capital Structure

The Adviser will generally vote for proposals to change capitalization, including to increase authorized common shares or to increase authorized preferred shares, as long as the proposal does not either: (i) establish a class or classes of shares or interests with terms that may disadvantage the class held by any of the Adviser’s clients or (ii) result in disproportionate voting rights for preferred shares or other classes of shares or interests.

Appointment of Auditors

The Adviser will generally vote for the approval of auditors and proposals authorizing the board to fix auditor fees, unless the Adviser has serious concerns about the audit procedures used, or feels that the auditors are being charged without explanation.

B.	Non-Routine Matters

Non-routine matters involve a variety of issues and may be proposed by a company’s management or beneficial owners (i.e., shareholders, members, partners, etc. (collectively, the “Owners”)). These proxies may involve one or more of the following: (i) a measurable change in the structure, management, control or operation of the company; (ii) a measurable change in the terms of, or fees or expenses associated with, an investment in the company; or (iii) a change that is inconsistent with industry standards and/or the laws of the state of incorporation applicable to the company.

While the Adviser’s default proxy voting policy is to vote in accordance with the recommendation of the company’s management or directors (collectively, “Management”), the Adviser will override voting with Management if it believes doing so is in the best interests of its clients.

Examples of non-routine matters are set forth below:

1.	Board and Management Issues:

a.	Term Limits. Proposals to require a reasonable retirement age (e.g., 72) for board members, and proposals to attempt to limit tenure.

b.	Replacement. Proposals that make it more difficult to replace board members, including the following proposals:

B-2

•	To stagger the board;

•	To overweight company Management on the board;

•	To introduce cumulative voting (cumulative voting allows the owners to “stack” votes behind one or a few individuals for a position on the board, thereby giving minority owners a greater chance of electing the board member(s));

•	To introduce unequal voting rights;

•	To create supermajority voting; or

•	To establish pre-emptive rights.

c.	Liability and Indemnification. Proposals to limit the personal liability of board members for any breach of fiduciary duty or failure to act in good faith.

d.	Ownership Issues. Proposals that require Management to own a minimum interest in the company or proposals for stock options or other compensation that grant an ownership interest for Management.

2.	Compensation, Fees and Expenses: Proposals to increase compensation, fees or expenses applicable to the company’s owners.

3.	Voting Rights : Proposals that affect shareholder rights to vote, including proposals to:

•	Introduce unequal voting or dividend rights among the classes;

•	Change the amendment provisions of a company’s charter documents by removing owner approval requirements;

•	Require supermajority (two-thirds of outstanding votes) approval for votes rather than a simple majority (half of outstanding votes);

•	Restrict the owners’ right to act by written consent; or

•	Restrict the owners’ right to call meetings, propose amendments to the articles of incorporation or other governing documents of the company or nominate board members.

4.	Takeover Defenses and Related Actions : Proposals to create any plan or procedure designed primarily to discourage a takeover or other similar action, including the following examples of “poison pills”:

•	Large increases in the amount of stock authorized but not issued;

•	Blank check preferred stock (stock with a fixed dividend and a preferential claim on company assets relative to common shares, the terms of which are set by the board at a future date without further action by the owners);

•	Compensation that would act to reward Management as a result of a takeover attempt, whether successful or not, such as revaluing purchase price of stock options, or “golden parachutes”;

•	Fixed price amendments that require a certain price to be offered to all owners based on a fixed formula; and

•	Greenmail provisions that allow a company to make payments to a bidder in order to persuade the bidder to abandon its takeover plans.

Other non-routine proposals on takeover defenses include proposals to:

•	Require that golden parachutes or golden handcuffs be submitted for ratification by the owners;

B-3

•	Opt out of state anti-takeover laws deemed by the Adviser to be detrimental; and

•	Prevent takeovers, such as the establishment of employee stock purchase or ownership plans.

5.	Reincorporation : Proposals to change the state of (such as reincorporating in the same state as the headquarters of the controlling company).

6.	Debt Issuance and Pledging of Assets for Debt: Proposals relating to the issuance of debt, the pledging of assets for debt, or an increase in borrowing powers, including proposals which may:

•	Increase in the company’s outstanding interests or shares, if any (e.g., convertible bonds).

•	Increase in the company’s capital over the current outstanding capital.

7.	Mergers or Acquisitions

8.	Termination or Liquidation of the Company

9.	Social & Environmental Issues and Corporate Responsibility: Proposals relating to social and environmental issues, including proposals that:

•	Reduce discrimination and pollution,

•	Improve protections to minorities and disadvantaged classes,

•	Increase conservation of resources and wildlife,

•	Place arbitrary restrictions on the company’s ability to invest, market, enter into contractual arrangements or conduct other activities,

•	Bar or restrict charitable contributions; or

•	Limit corporate political activities.

C.	Abstaining from Voting or Affirmatively Not Voting

The Adviser may abstain from voting (which generally requires submission of a proxy voting card) or affirmatively decide not to vote if it determines that abstaining or not voting is in the best interests of its clients. In making such a determination, the Adviser will consider various factors, including, but not limited to; (i) the costs associated with exercising the proxy (e.g., translation or travel costs); and (ii) any legal restrictions on trading resulting from the exercise of a proxy. Furthermore, the Adviser will not abstain from voting or affirmatively decide not to vote merely to avoid a conflict of interest.

PROCEDURES

The Adviser’s CCO or designee is responsible for the implementation, monitoring and review of the Adviser’s proxy voting policies and procedures.

To implement its policies, the Adviser has retained a third party proxy voting service to vote client proxies in accordance with these procedures.

The Adviser shall retain written or electronic copies of each proxy statement received and of each executed proxy. Records relating to each proxy must include (i) the voting decision with regard to each proxy; and (ii) any documents created by the analyst, management or third party, that were material to making the voting decision. Such records shall be retained in the Adviser’s offices for two years from the end of the fiscal year during which the record was created, and for an additional three years in an easily accessible place.

B-4

The Adviser will maintain a record of each written request from a client for proxy voting information and the Adviser’s written response to any request (oral or written) from a client for proxy voting information.

Conflicts of Interest:

At times, conflicts may arise between the interests of one or more of the Adviser’s clients, on the one hand, and the interests of the Adviser or its affiliates, on the other hand. If the Adviser determines that it has, or may be perceived to have, a conflict of interest when voting a proxy, the Adviser will address matters involving such conflicts of interest as follows:

If a proposal is addressed by the specific policies herein, the Adviser will vote in accordance with such policies.

A.	If the Adviser believes it is in the best interest of its clients to depart from the specific policies provided for herein, the Adviser will be subject to the requirements of C or D below, as applicable;

B.	If the proxy proposal is (1) not addressed by the specific policies or (2) requires a case-by-case determination by the Adviser, the Adviser may vote such proxy as it determines to be in the best interest of the clients, without taking any action described in D below, provided that such vote would be against the Adviser’s own interest in the matter (i.e., against the perceived or actual conflict). The Adviser will memorialize the rationale of such vote in writing;

C.	If the proxy proposal is (1) not addressed by the specific policies or (2) requires a case-by-case determination by the Adviser, and the Adviser believes it should vote in a way that may also benefit, or be perceived to benefit, its own interest, then the Adviser must take one of the following actions in voting such proxy: (a) delegate the voting decision for such proxy proposal to an independent third party; or (b) obtain approval of the decision from the Adviser’s senior management or the CCO; and

D.	If the Adviser determines that it has a conflict of interest with respect to voting proxies on behalf of a fund, then the Adviser shall contact the chairman of the fund’s Board of Trustees and the fund’s CCO. In the event that such parties determine that a conflict of interest exists, the chairman shall submit the matter for determination to another member of the board who is not an “interested person” of the fund, as defined in the 1940 Act, as amended. In making a determination, the chairman will consider the best interests of the fund’s shareholders and may consider the recommendations of the adviser or independent third parties that evaluate proxy proposals. The Adviser will vote the proposal according to the determination and maintain records relating to this process.

B-5

EGA FRONTIER DIVERSIFIED CORE FUND

PART C – OTHER INFORMATION

ITEM 25. Financial Statements and Exhibits

(1)	Financial Statements

Part A	Financial Highlights for the period November 1, 2013 (commencement of operations) through March 31, 2014.

Part B	Incorporated by reference to the Registrant’s annual report to shareholders: The Audited Financial Statements and Financial Highlights of the Registrant for the period November 1, 2013 (commencement of operations) through March 31, 2014, including the report of BBD, LLP.

(2)	Exhibits:

(a)(1)	Certificate of Trust of the Registrant (December 14, 2012) .(3)
(a)(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant (August 15, 2013).(4)
(b)	By-Laws of the Registrant (December 14, 2012).(3)
(c)	Not applicable.
(d)	Amended and Restated Agreement and Declaration of Trust – Articles III, IV, V, VIII and IX By-Laws – Article II and VIII
(e)	Not applicable.
(f)	Not applicable.
(g)	Investment Advisory Agreement between the Registrant and Emerging Global Advisors, LLC.(5)
(h)(1)	Distribution Agreement between the Registrant and ALPS Distributors, Inc. (5)
(h)(2)	Not applicable.
(i)	Not applicable.
(j)	Custodian Agreement.(5)
(k)(1)	Form of Transfer Agency and Services Agreement.(5)
(k)(2)	Fund Administration and Accounting Agreement.(5)
(l)	Opinion and Consent of Counsel (Stradley, Ronon, Stevens & Young, LLP).(5)
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm.(1)
(o)	Not applicable.
(p)	Not applicable.
(q)	Not applicable.
(r)(1)	Code of Ethics for the Registrant.(5)
(r)(2)	Code of Ethics for Emerging Global Advisors, LLC(4)
(s)(1)	Power of Attorney for Robert C. Holderith(4)
(s)(2)	Power of Attorney for Jeffrey D. Haroldson.(4)
(s)(3)	Power of Attorney for Ron Safir.(4)
(s)(4)	Power of Attorney for Robert Willens(4)
(1)	Filed herewith.
(2)	To be filed by amendment.
(3)	Incorporated herein by reference to the Registrant’s Initial Registration Statement on Form N-2, filed on December 24, 2012
(4)	Incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement, filed on September 18, 2013.
(5)	Incorporated herein by reference to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement, filed on October 31, 2013.

ITEM 26. Marketing Arrangements

Not applicable.

ITEM 27. Other Expenses of Issuance and Distribution

Not applicable.

ITEM 28. Persons Controlled by or Under Common Control with Registrant.

None.

ITEM 29. Number of Holders of Securities.

Title of Class	Number of Record Holders
Common shares, without par value	1

ITEM 30. Indemnification.

Indemnification. Article VII of the Amended and Restated Agreement and Declaration of Trust (August 15, 2013), which is filed herewith.

Under the terms of the Delaware Statutory Trust Act (“DSTA”) and the Registrant's Agreement and Declaration of Trust (“Declaration of Trust”), no officer or trustee of the Registrant shall have any liability to the Registrant, its shareholders, or any other party for damages, except to the extent such limitation of liability is precluded by Delaware law, the Declaration of Trust or the By-Laws of the Registrant.

Subject to the standards and restrictions set forth in the Declaration of Trust, DSTA, Section 3817, permits a statutory trust to indemnify and hold harmless any trustee, beneficial owner or other person from and against any and all claims and demands whatsoever. DSTA, Section 3803 protects trustees, officers, managers and other employees, when acting in such capacity, from liability to any person other than the Registrant or beneficial owner for any act, omission or obligation of the Registrant or any trustee thereof, except as otherwise provided in the Declaration of Trust.

(a) Indemnification of the Trustees and officers of the Registrant is provided for in Article VII of the Registrant's Amended and Restated Agreement and Declaration of Trust effective August 15, 2013, which is filed herewith.

ITEM 31. Business and Other Connections of Investment Adviser

Investment Adviser

Emerging Global Advisors, LLC, a Delaware limited liability company, is a federally registered investment adviser with its principal offices located at 155 West 19th Street, 3rd Floor, New York, NY 10011. Emerging Global Advisors, LLC is primarily engaged in providing investment management services. Additional information regarding Emerging Global Advisors, LLC, and information as to the officers and directors of Emerging Global Advisors, LLC, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of Emerging Global Advisors, LLC in the last two years, is included in its Form ADV, as filed with the SEC (registration number 801-69832) and is incorporated herein by reference.

ITEM 32. Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under that section are maintained by Emerging Global Advisors, LLC, at 155 West 19th Street, 3rd Floor, New York, NY 10011 and at the

Fund’s office in 171 East Ridgewood Ave., Ridgewood, NJ 07450.

ITEM 33. Management Services

Not applicable.

ITEM 34. Undertakings

1. Not Applicable.

2. Not Applicable.

3. Not Applicable.

4.a. The undersigned Registrant undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1) to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b. The undersigned Registrant undertakes that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c. Not Applicable.

d. The undersigned Registrant undertakes that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5. Not Applicable.

6. An undertaking to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to its Registration Statement pursuant to Rule 486(b) under the Securities Act of 1933 and has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 29th day of July 2014.

EGA FRONTIER DIVERSIFIED CORE FUND

By:	/s/ Robert C. Holderith
Robert C. Holderith
President and Chairman

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to its Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures		Title	Date

(1) President and Trustee

By	/s/ Robert C. Holderith	Trustee	July 29, 2014
Robert C. Holderith

(2) Trustee

By	/s/ Ron Safir *	Trustee	July 29, 2014
Ron Safir

(3) Trustee

By	/s/ Jeffrey D. Haroldson *	Trustee	July 29, 2014
Jeffrey D. Haroldson

(4) Trustee

By	/s/ Robert Willens *	Trustee	July 29, 2014
Robert Willens

(5) Treasurer, Principal Financial Officer and Assistant Secretary

By	/s/ Susan M. Ciccarone		July 29, 2014
Susan M. Ciccarone

* By:/s/Robert C. Holderith

Robert C. Holderith

As Attorney-in-Fact for

each of the persons indicated

(pursuant to powers of attorney)

EGA FRONTIER DIVERSIFIED CORE FUND

Exhibit Index

Exhibit No.	Exhibit Name

(n)	Consent of Independent Registered Public Accounting Firm